Exhibit (d)

DESCRIPTION OF
THE REPUBLIC OF ITALY

December 31, 2005

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is the Republic of Italy’s Annual Report on Form 18-K (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and Italian lire (“lira” or “lire”) was irrevocably fixed at Lit. 1,936.27 per €1.00. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire. Prior to 1999, however, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. See “External Sector of the Economy — Reserves and Exchange Rates — U.S. Dollar/Euro Exchange Rate” for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined terms and conventions.

We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product or GDP means the total value of products and services produced inside a country during the relevant period.

•	Gross national product or GNP means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other member states of the European Union.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The harmonized consumer price index is calculated on the basis of a weighted abaskedt of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with European Union accounting requirements.

•	Primary balance, is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Information Sources

The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an Italian government entity established to provide comprehensive information used for European comparisons, elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia) dated May 31, 2006. We also include in this Annual Report information published by the Organization for Economic Co-operation and Development, or OECD, the Statistical Office of the European Communities, or Eurostat, particularly in connection with comparative data.

Certain other financial and statistical information contained in this Annual Report has been derived from official Italian government sources, including the 2007-2011 Program Document (Documento di Programmazione Economica e Finanziaria) and the 2006 Stability and Growth Program (Programma di Stabilitá dell’Italia —

Aggiornamento Dicembre 2006). In this Annual Report we have substituted statistical data published by ISTAT for equivalent information derived from Bank of Italy sources that was published in earlier filings we have prepared.

Revised National Accounts

In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.

In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions include: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general Government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.

In connection with revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (2001 in most tables included in this document) component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document from and including 2001 differ from and are not comparable to data published in earlier documents filed by Italy with the SEC. The general government revenues and expenditure figures in this annual report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

All references herein to “Italy” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central Government of The Republic of Italy and all references to the “general government” are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Treasury” or the “Ministry of the Treasury” or the “Ministry of Economy and Finance” or the “Ministry” are interchangeable and refer to the same entity.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

Gross Domestic Product:  The economy of the Republic of Italy, as measured by 2005 gross domestic product, is the sixth largest in the world, according to OECD data published in March 2006. Italy recorded no GDP growth in 2005 and 2003 and GDP growth of 1.1 per cent in 2004. The rapid decline in Italy’s GDP growth rate in the three years to December 31, 2003 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in exports. In 2004, Italy recorded real GDP growth, although at a slower rate than the average recorded in the euro area, largely as a result of a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year. The Italian economy stagnated in 2005, as a result of Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. Low growth prospects also resulted in a significant reduction in internal private consumption and fixed investments, which remained substantially unchanged compared to 2004.

The European Economic and Monetary Union:  Italy is a signatory of the Treaty of European Union of 1992, also known as the “Maastricht Treaty”, which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date conversion from their old national currencies into the euro was irrevocably fixed and the euro became legal tender. On January 4, 1999 the noon buying rate for the euro, as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that date initially, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar. On March 8, 2007, the ECB exchange rate was €1 for $1.3152. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002.

Foreign Trade:  Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2000, Italy has recorded current account deficits each year. This was principally due to increased competition from developing countries in South-East Asia, the depreciation of currencies in Asia and unfavorable exchange rates in 2003, 2004 and 2005.

Inflation:  In 2005, consumer price inflation in the countries in the euro area rose to 2.2 per cent, from 2.1 per cent registered in 2004. Consumer price inflation in Italy decreased to 2.1 per cent in 2006, from 2.2 per cent in 2005 and 2.3 per cent in 2004.

Public Finance:  Italy historically has experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits”, adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy, however, recorded budget deficits as a percentage of GDP higher than the 3.0 per cent reference rate imposed by the Maastricht Treaty in 2001, 2003, 2004 and 2005 and is forecasted to continue to exceed this reference rate in 2006. Italy’s public debt as a percentage of GDP declined from 108.7 per cent in 2001 to 106.6 per cent in 2005, due primarily to the repayment of debt with proceeds from Italy’s privatization and real-estate disposal programs.

Privatization Activities:  Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to December 31, 2005, the Treasury’s privatization program generated proceeds of approximately €153 billion, making the Italian privatization program one of the largest and most successful privatization programs in Europe. Proceeds from privatizations in the three years to December 31, 2005 were low by comparison to previous years. Italy slowed down the pace of its privatizations due to the volatility of financial markets and the slowdown of the global and U.S. economies.

The Italian Political System:  Italy is a democratic republic. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and his government is confirmed by Parliament. Following the general Parliamentary elections held on April 9 and 10, 2006, the Unione, the center-left coalition led by Mr. Romano Prodi, obtained a majority in both the Chamber of Deputies and in the Senate. As a result, President Giorgio Napolitano appointed Mr. Prodi as Prime Minister. The new government was sworn in on May 17, 2006. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts.

2006 Developments:  Italy’s real GDP grew by 1.9 per cent in 2006, compared to 0.1 per cent in 2005, based on ISTAT data. Italy’s seasonally adjusted average unemployment rate decreased to 6.8 per cent during the third quarter of 2006, from 6.9 per cent recorded during the previous quarter of the same year. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.1 per cent during the twelve months ended December 31, 2006.

On March 1, 2007, ISTAT published updated public finance ratio estimates for 2006, which are set forth below and shown as percentages of GDP in the relevant year, except for tax burden, which is shown in percentage terms.

Public Finance Ratio Estimates for 2006

2006

Net borrowing	4.4
Primary balance	0.2
Tax burden	42.3
Current revenues	45.8
Total revenues	46.1
Current expenditures	44.5
Total expenditures (net of interest)	45.9
Total expenditures	50.5

Source: ISTAT

Other Developments:  In September 2005, securities litigation was commenced against the Republic of Italy and a number of investment banking firms in the U.S. District Court for the Southern District of New York. This litigation, which sought class action status, alleged among other things that the registration statements used by the Republic of Italy in connection with its issuance of approximately $25 billion of debt securities between September 2002 and April 2005 contained certain misrepresentations and omissions relating to the size of Italy’s historical budget deficits and the amount of Italy’s debt as a percentage of gross national product. In this action, the plaintiff claimed an unspecified amount of compensatory damages, plus costs and fees.

On January 9, 2006, the plaintiff entered a notice of voluntary dismissal without prejudice in respect of this lawsuit. Pursuant to the U.S. Federal Rules of Civil Procedure, any action dismissed without prejudice may be refiled at any time by the same or by a different plaintiff.

It is not possible to predict whether this litigation will be refiled. However, as the Republic of Italy believes that it has valid defenses to these claims, even if this action is re-commenced, the Republic of Italy does not expect that this matter will have a material adverse effect on its financial position.

REPUBLIC OF ITALY

Area and Population

Geography.  The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Its total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

Population.  According to ISTAT data, as of January 1, 2005, Italy’s resident population was estimated to be approximately 58.5 million, accounting for approximately 12.8 per cent of the European Union, or EU, population (including the 10 member states that joined on May 1, 2004) compared to 57.9 million as at January 1, 2004. The growth in Italy’s population was largely due to the increase in foreigners holding permits to live in Italy. Italy is the fourth most populated country in the European Union after Germany, France and the United Kingdom. According to ISTAT data, as of January 1, 2005, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the “Mezzogiorno”, had a population of approximately 20.8 million. Northern and central Italy have a population of approximately 26.5 million and 11.3 million, respectively. The breakdown of the resident population by age group, as of January 1, 2005, was as follows:

• under 20	19.1%
• 20 to 39	28.4%
• 40 to 59	27.5%
• 60 and over	25.1%

Source: ISTAT

In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy’s fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on 2002 ISTAT data, population density is approximately 189.1 persons per square kilometer.

Rome, the capital and largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.5 million in 2004. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1.0 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.

Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2005 there were approximately 2.4 million foreigners holding permits to live in Italy, a 20.7 per cent increase from January 1, 2004. Foreigners holding permits to live in Italy represented 4.1 per cent of Italy’s population at January 1, 2005, compared to 3.4 percent and 2.7 per cent as at the same date in 2004 and 2003, respectively. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002 in an attempt to control the increase of illegal immigrants. In addition in 2002, the Italian government introduced measures aimed regularizing the position of illegal immigrants. While these legislative efforts have resulted in regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.

Government and Political Parties

Italy was originally a loose-knit collection of city-states, most of which united into one Kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

The Legislative Branch.  Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate equally share and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

The Executive Branch.  The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Giorgio Napolitano, was elected in May 2006. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

The Judicial Branch.  Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

Political Parties.  The main political parties are grouped into two opposing coalitions: the Unione and the Casa delle Libertà. The Unione coalition was created in 2005 to combine centrist and leftist forces. The Unione coalition currently consists of the Democratici di Sinistra, the largest political party representing Italy’s moderate leftist forces and numerous smaller political parties including center-left and leftist forces. The Casa delle Libertà was created in 1994 to combine center-right and right forces and currently consists of Forza Italia, the center-right political party led by Mr. Silvio Berlusconi, Alleanza Nazionale, representing the right led by Mr. Gianfranco Fini, the Lega Nord, the federalist party led by Mr. Umberto Bossi and other smaller political parties. Rifondazione Comunista, the communist party, is led by Mr. Fausto Bertinotti and it supports the Unione.

Elections.  Except for a brief period, no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.

In December 2005, a new law was enacted modifying the voting system for the Chamber of Deputies. In the Chamber of Deputies, votes will be given to lists of candidates presented by the single parties. Seats in the Chamber of Deputies will be awarded based on the number of votes obtained by each list, provided that multiparty coalitions and single parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. In addition, a “first past the post” type mechanism applies if the winning coalition does not obtain at least 340 seats (out of 630 seats) in the Chamber of Deputies. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats, it is automatically awarded as many seats as it needs to reach 340 seats. This modified voting system was utilized for the first time for the general elections in April 2006.

Following the general elections held in April 2006, the incumbent prime-minister Mr. Silvio Berlusconi, leader of the center-right Casa delle Libertá, was defeated by Mr. Romano Prodi, leader of the center-left Unione, who was appointed to form a new Government, which was sworn in on May 17, 2006.

Political Regions.  Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, to the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including, foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, in all areas that are not either subject to exclusive competence of Parliament or in a regime of shared responsibility between Parliament and the regions, exclusive regional competence will be conferred upon request of the relevant region, subject to Parliamentary approval. In addition, in accordance with this devolution program, regions have been granted the right to levy local taxes and collect national taxes referable to their territory. A portion of these national taxes will continue to accrue to a national fund to be divided among regions according to their needs.

The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.

Referenda.  An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of automatically annulling legislation to which it relates. Exceptions to this right are matters relating to taxation, as well as the State budget, the ratification of international treaties and judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union

Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom, together with Bulgaria and Romania, which joined the European Union on January 1, 2007. Together, the European countries had a population of approximately 496 million as of January 1, 2005.

The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Croatia, the Former Yugoslav Republic of Macedonia and Turkey.

EU member states have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its member states and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

The Council of the EU.  The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the member states to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:

•	regulations, which are EU laws directly applicable in member states;

•	directives, which set forth guidelines that member states are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

The Council also coordinates the broad economic policies of the member states and concludes, on behalf of the EU, international agreements with one or more States or international organizations. In addition, the Council:

•	shares budgetary authority with Parliament;

•	takes the decisions necessary for framing and implementing the common foreign and security policy; and

•	coordinates the activities of member states and adopts measures in the field of police and judicial cooperation in criminal matters.

Decisions of the Council are taken by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:

•	Germany, France, Italy and the United Kingdom each have 29 votes;

•	Spain and Poland each have 27 votes;

•	Romania has 14 votes;

•	the Netherlands has 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria, Bulgaria and Sweden each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.

Generally decisions of the Council are taken by qualified majority, which is achieved if:

•	a majority of member states (in certain cases, a two-thirds majority of member states) approve the decision; and

•	a number of votes representing at least 73.9% of all votes is cast in favor of the decision.

The European Parliament.  The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council, and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

Each member state is allocated the following number of seats in Parliament:

2007-2009

Austria	18
Belgium	24
Bulgaria	18
Cyprus	6
Czech Republic	24
Denmark	14
Estonia	6
Finland	14
France	78
Germany	99
Greece	24
Hungary	24
Ireland	13
Italy	78
Latvia	9
Lithuania	13
Luxembourg	6
Malta	5
Netherlands	27
Poland	54
Portugal	24
Romania	35
Slovakia	14
Slovenia	7
Spain	54
Sweden	19
United Kingdom	78

Total	785

The European Commission.  The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 27 members, one appointed by each member state for five year terms.

Court of Justice.  The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving member states, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

Other Institutions.  Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting the EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

According to OECD data published in March 2006, the economy of Italy, as measured by 2005 GDP, is the sixth largest in the world, after the United States, Japan, Germany, the United Kingdom and France.

The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP”, grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year, compared with 2.2 per cent per year for the European Union.

Italy’s economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.6 per cent per year during the period 1996 through 1999, compared to 2.3 per cent in the 12 country euro zone during the same period.

The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 1996 through 2005.

Annual Per Cent Change in Real GDP

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Italy	0.7	1.9	1.4	1.9	3.6	1.8	0.3	0.0	1.1	0.0
euro area(1)	1.5	2.6	2.9	2.9	3.8	1.9	0.9	0.7	2.0	1.3

(1)	The euro area represents the countries participating in the EMU.

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

The growth gap between other EMU countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-East Asia, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.

Italy’s real GDP growth rate increased in the second half of 1999 and in 2000 due to improving exports, industrial production and growing domestic demand. The rapid decrease in real GDP growth recorded in 2001 and 2002 and the absence of GDP growth in 2003 was due to the general factors adversely affecting the Italian economy described above as well as a decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of global financial markets and a rise in crude oil prices in 2000, which in turn resulted in a slowdown in domestic private sector consumption and investments and a decrease in net exports. In 2004 Italy recorded a recovery in real GDP growth, although at a rate lower than the average recorded in the euro area, largely as a result of a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year. The Italian economy stagnated again in 2005, as a result of Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. Low growth prospects also resulted in a significant reduction in internal private consumption and fixed investments, which remained substantially unchanged compared to 2004.

The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. General government net borrowing was reduced to 2.8 per cent of GDP in 1998, mainly due to an increase in general government revenues resulting from the improving economy. Since 1998, Italy failed in 2001, 2003, 2004 and 2005 to maintain general government net borrowing as a percentage of GDP under the 3 per cent reference value set by the Maastricht Treaty. In the remaining years it satisfied the Maastricht criteria, largely as a result of extraordinary one-off measures, such as the sale of UMTS licenses in 2000 and the disposal of state-owned real estate in 2001 and 2002. See “Public Finance — Measures of Fiscal Balance”.

A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Government debt relative to GDP fell from 121.5 per cent in 1994 to 103.9 per cent of GDP in 2004, largely as a result of receipts from privatizations of State-owned assets; however, it remains above the 60 per cent debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP increased to 106.4 per cent in 2005 due to a mix of factors including, Italy’s decreasing GDP growth, its decreasing primary balance and lower receipts from privatizations. Based on Italy’s 2007-2011 Program Document, debt-to-GDP is expected to rise further to 107.6 per cent in 2006 and gradually decrease to 97.8 per cent in 2011, principally as a result of the expected improvement in Italy’s primary balance.

Historically, Italy has had a high but declining savings rate. As a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.3 per cent in the period from 1981 to 1990 and 24.5 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income averaged 20.8 per cent in the period from 2002 to 2005. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.

The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern and central Italy. According to the Bank of Italy, the per capita GDP of southern Italy, also known as the Mezzogiorno, was 57.8 per cent of the per capita GDP of northern Italy in 1989 and declined progressively to 57.0 per cent in 2000. The marked regional divide in Italy is also evidenced by a difference in unemployment rates. While unemployment in the north of Italy declined from 4.4 per cent in 2001 to 4.2 per cent in 2005, well below the average unemployment rate of countries in the euro area of 7.9 per cent in 2001 and 8.6 per cent in 2005, the unemployment rate in the Mezzogiorno was 17.3 per cent in 2001 and 14.3 per cent in 2005.

While the employment rate grew steadily from 55.6 per cent in 2001 to 57.7 per cent in 2005, it remained well below the average employment rate of countries in the euro area, which grew from 62.3 per cent in 2001 to 63.4 per cent in 2005. See “— Employment and Labor.”

Inflation, as measured by the harmonized consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 2.2 per cent for the year ended December 31, 2005. See “— Prices and Wages.”

2006 Developments

Italy’s real GDP grew by 1.9 per cent in 2006, compared to 0.1 per cent in 2005, based on ISTAT data. Italy’s seasonally adjusted average unemployment rate decreased to 6.8 per cent during the third quarter of 2006, from 6.9 per cent recorded during the previous quarter of the same year. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.1 per cent during the twelve months ended December 31, 2006.

On March 1, 2007, ISTAT published updated public finance estimates for 2006, which are set forth below and shown as percentages of GDP in the relevant year, except for tax burden, which is shown in percentage terms.

2006

Net borrowing	4.4
Primary balance	0.2
Tax burden	42.3
Current revenues	45.8
Total revenues	46.1
Current expenditures	44.5
Total expenditures (net of interest)	45.9
Total expenditures	50.5

Gross Domestic Product

From 1996 to 1999, average annual real GDP growth in Italy was 1.5 per cent, compared to 2.5 per cent in the euro area, reflecting a range of factors including weak demand in key European export markets, the effects of the Asian crisis in 1998, declining private consumption resulting from the elimination of incentives for car purchases introduced in 1997 and weak disposable income growth. During this period Italy also suffered the lagged effects of fiscal tightening and reform of its social security and welfare systems. In 2000, Italy’s GDP growth rose to 3.6 per cent, compared to 3.8 per cent in the 12 country euro area, as the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufacturing goods and also due to sustained internal demand and investment. The rapid decline in Italy’s GDP growth rate in 2001, 2002 and 2003 was due to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in exports. In 2004 Italy recorded a recovery in real GDP growth, although at a rate lower than the average recorded in the euro area, largely as a result of a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year. The Italian economy stagnated again in 2005, as a result of Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. Low growth prospects also resulted in a significant reduction in internal private consumption and fixed investments, which remained substantially unchanged compared to 2004.

The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.

GDP Summary

	2001	2002	2003	2004		2005

Nominal GDP (millions of €)	1,248,648	1,295,226	1,335,354	1,388,870		1,417,241
Real GDP(1) (millions of €)	1,212,442	1,216,589	1,217,041	1,230,006		1,229,568
Real GDP % Change	1.8%	0.3%	0.0%	1.1.	%	0.0%
Population (in thousands)	56,993	57,321	57,888	58,462		58,751
Nominal per capita GDP	21,909	22,596	23,068	23,757		24,123
Real per capita GDP(1)	21,273	21,224	21,024	21,039		20,928

(1)	Constant euro with purchasing power equal to the average for 2000.

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005 and ISTAT data

Real GDP and Expenditures

	2001	2002	2003	2004	2005
	(Millions of euro)

Real GDP	1,212,442	1,216,589	1,217,041	1,230,006	1,229,568
Add: Imports of goods and services	310,617	309,145	311,589	319,426	323,776
of which
Goods	248,269	245,793	248,275	258,337	260,453
Services	62,349	63,353	63,315	61,089	63,323
Total supply of goods and services	1,523,060	1,525,726	1,528,574	1,549,148	1,552,877
Less: Exports of goods and services	323,816	310,783	303,219	312,373	313,178

of which
Goods	261,662	251,172	244,935	252,580	252,598
Services	62,154	59,611	58,284	59,792	60,580
Total goods and services available for domestic expenditure	1,199,244	1,214,943	1,225,355	1,236,775	1,239,699

Domestic expenditure
Private sector consumption	714,701	715,871	722,865	726,805	727,228
Public sector consumption	231,710	236,795	241,662	243,100	245,988

Total domestic consumption	946,411	952,666	964,527	969,905	973,216
Gross fixed investment	248,082	257,969	253,576	259129	257425
Total domestic expenditures(1)	1,194,493	1,210,635	1,218,103	1,229,034	1,230,641

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures due to the effects of rounding.

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Real GDP and Expenditures

	2001	2002	2003	2004	2005
	(As a percentage of GDP)

Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	25.6%	25.4%	25.6%	28.3%	28.3%
Total supply of goods and services	125.6%	125.4%	125.6%	128.3%	128.3%
Less: Exports of goods and services	26.7%	25.5%	24.9%	25.4%	25.5%
Total goods and services available for domestic expenditure	98.9%	99.9%	100.7%	102.9%	102.8%
Domestic expenditure
Private sector consumption	58.9%	58.8%	59.4%	59.1%	59.1%
Public sector consumption	19.1%	19.5%	19.9%	19.8%	20.0%
Total domestic consumption	78.1%	78.3%	79.3%	78.9%	79.2%
Gross fixed investment	20.5%	21.2%	20.8%	21.1%	20.9%
Total domestic expenditure	98.5%	99.5%	100.1%	99.9%	100.1%

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Private Sector Consumption.  The growth of private sector consumption, comprising the expenditure by households on goods and services other than new housing, dropped to 0.2 per cent in 2002 followed by an increase to 1.0 per cent in 2003. In 2004 and 2005, private sector consumption growth decreased to 0.5 per cent and 0.1 per cent, respectively. By comparison, in the euro area, private sector consumption growth rose from 0.6 per cent to 1.0 per cent to 1.5 per cent in 2002, 2003 and 2004, respectively, and reduced slightly to 1.3 per cent in 2005. The weak growth of private sector consumption in Italy in 2005 reflected a decrease in the demand for semi-durable goods (such as clothing), and slower demand for durable goods (principally transport, white goods and furniture) and services (particularly entertainment and cultural services). In line with the trend recorded in 2004, consumer confidence in Italy remained low in 2005 due to uncertainties regarding Italy’s persistent economic slowdown. Private sector consumption represented 59.1 per cent of GDP in 2005 and its contribution to real GDP growth during the same period was 0.0 per cent, compared to 0.3 per cent in 2004.

Public Sector Consumption.  Public sector consumption, or the expenditure on goods and services by the general government, increased by 1.2 per cent in 2005, compared to 0.6 per cent in 2004. Public sector consumption represented 20.0 per cent of GDP in 2005 and its contribution to real GDP growth during the same period was 0.2 per cent, compared to 0.1 per cent in 2004.

Gross Fixed Investment.  Gross fixed investment in Italy, comprising spending on capital equipment and structures, including purchases of new housing, decreased by 0.6 per cent in 2005, compared to a 2.2 per cent rise in 2004. In the euro area gross fixed investment increased by 2.3 per cent in 2005 and 2004. Italy’s decrease in gross fixed investment was principally due to a significant decline in operational revenue growth in the industry sector, which outweighed the positive impact of interest rates on capital borrowings, which remained unchanged since 2004. The most significant decline was recorded in capital spending on machinery and equipment, which decreased by 0.8 per cent compared to a 4.4 increase in 2004, capital spending on transport machinery which decreased by 4.6 per cent compared to a 0.3 per cent decrease in 2004. Investment in non-tangible goods decreased by 2.5 per cent, compared to a 0.9 rise in 2004. Investment in construction decreased by 0.6 per cent in 2005, compared to 1.0 per cent in 2004, as a result of the decline in non-residential construction activity, partially offset by the continuing rise in residential construction activity. Gross fixed investment contributed negatively to real GDP growth by 0.1 per cent during 2005, compared to a positive contribution of 0.4 per cent in 2004.

Net Exports.  In 2005, Italy’s exports of goods and services increased by 0.3 per cent, compared to a 3.0 per cent increase in 2004, while imports of goods and services rose by 1.4 per cent, compared to a 2.5 per cent increase in 2004. In 2005, the growth rate in Italian exports was by far the lowest among the main EU countries. Net exports accounted for 0.4 per cent of GDP in 2005 and in 2004. In 2005, net exports contributed negatively, by 0.3 per cent, to real GDP growth.

Regional GDP.  In the period between 1997 and 2005, average annual GDP growth in southern Italy was 1.6 per cent, faster than the 1.3 per cent growth experienced by northern and central Italy. Northern and central Italy GDP growth was 0.2, 0.3 and 1.4 per cent in 2002, 2003 and 2004, respectively, while southern Italy GDP growth was 0.7, 0.4 and 0.7 per cent, respectively, in those years. In 2005, northern and central Italy GDP growth dropped to 0.0 per cent, while in southern Italy a 0.3 decrease was recorded.

In 2000, the per capita GDP of the Mezzogiorno was 57 per cent of that of the rest of Italy. Irregular workers (unregistered workers and registered workers with unregistered second jobs) in the Mezzogiorno were estimated to constitute a significant proportion of the overall workforce in industry and services available in that region. The Annual Financial Law for 2001 extended until 2005 lower social security charges for employers, aimed at reducing the number of irregular workers.

GDP Growth.  Structural shortcomings have hindered Italy’s productivity. Italy’s share of goods with low value added and high price elasticity is higher than that of any other large industrialized country. As a result, it is more exposed to competition from emerging economies. This was particularly evident in 1997 and 1998 when world prices for goods produced in Asia fell sharply. In addition, most output is produced by small firms that cannot achieve economies of scale in production. During late 1999 and 2000, however, the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufactured goods. Exports growth declined in 2002 and 2003 due to the fall in worldwide demand and the continuing loss in competitiveness of Italian products, while in 2004 exports grew at a rate of 3.0 per cent, mainly as a result of an increase in worldwide demand. In 2005, Italy recorded a weak growth, approximately 0.3 per cent, and this largely resulted from the inadequacy of a production model that, on the one hand, prevented Italy from taking advantage of the increasing world demand for high technology items and, on the other hand, relegated it to the exports of goods with low value added where the competition of emerging economies was stronger.

Based on the Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa) submitted to the Government and Parliament by the Ministry of Economy and Finance on April 5, 2006, GDP growth rate for 2005 was 0.0 per cent, while the estimate for 2006 is 1.3 per cent. An improvement in the outlook for recovery in GDP growth depends on the successful adoption of Government designed policies to:

•	promote investments in infrastructure and strategic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve the private sector purchasing power; and

•	undertake structural measures to contain the growth of government expenditure.

Strategic Infrastructure Projects.  Italy’s economic infrastructure are still significantly underdeveloped compared to other major European countries.

Law No. 443/2001 (the “Strategic Infrastructure Law”), as subsequently amended, provides the government with special powers for the planning and realization of those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects.

In the 2007-2011 Program Document published in the third quarter of 2006, Italy confirmed its firm intention to pursue a substantial infrastructure program. However, the government also stated that it was necessary to prioritize certain projects and delay others in light of Italy’s slow economic growth. On this new basis, priority was given to those projects which are already under development and, secondly, to those in respect of which engineering and building concessions have been awarded already. New projects will be commenced only to the extent they prove essential for improving the efficiency of the transport system as a whole, provided adequate financial cover is available.

Principal Sectors of the Economy

The following tables sets forth value added at market prices by sector and the proportion of such sector on the total value added at market prices.

Value Added at Market Prices by Sector(1)

	2001		2002		2003		2004		2005
	€ in	% of	€ in	% of	€ in	% of	€ in	% of	€ in	% of
	Millions	Total	Millions	Total	Millions	Total	Millions	Total	Millions	Total

Agriculture, fishing and forestry	29,025	2.7%	28,130	2.6%	26,754	2.5%	30,378	2.8%	29,692	2.7%
Industry
Manufacturing	220,994	20.4%	218,202	20.0%	212,974	19.6%	214,578	19.5%	209,982	19.1%
Construction	57,275	5.3%	58,638	5.4%	60,262	5.5%	61,937	5.6%	62,340	5.7%
Extractive industries and production and distribution of energy, gas, steam and water	26,461	2.4%	27,295	2.5%	26,964	2.5%	28,481	2.6%	27,483	2.5%

Total industry	333,755	30.8%	332,265	30.5%	326,954	30.1%	335,374	30.5%	329,497	29.9%
Market Services
Commerce and repairs	138,310	12.8%	135,323	12.4%	131,629	12.1%	132,236	12.0%	132,678	12.1%
Hotels and restaurants	41,312	3.8%	39,290	3.6%	38,428	3.5%	39,034	3.5%	40,135	3.6%
Transport and communications	82,444	7.6%	86,017	7.9%	87,519	8.1%	89,143	8.1%	92,437	8.4%
Financial services	50,688	4.7%	48,595	4.5%	48,773	4.5%	49,608	4.5%	50,591	4.6%
IT, research and professional activity	103,186	9.5%	109,273	10.0%	110,807	10.2%	109,739	10.0%	108,125	9.8%
Real estate leases	115,633	10.7%	118,305	10.9%	121,151	11.2%	120,568	11.0%	121,538	11.0%

Total market services	531,573	49.1%	536,803	49.3%	538,307	49.6%	540,328	49.1%	545,504	49.6%
Non-market Services
Public administration	64,333	5.9%	65,340	6.0%	66,532	6.1%	66,308	6.0%	66,096	6.0%
Education	52,835	4.9%	54,408	5.0%	55,114	5.1%	54,503	5.0%	55,409	5.0%
Public health and social services	59,560	5.5%	60,282	5.5%	60,597	5.6%	62,014	5.6%	63,181	5.7%
Household services	9,633	0.9%	9,811	0.9%	9,789	0.9%	10,227	0.9%	10,427	0.9%
Other services	31,684	2.9%	30,468	2.8%	29,230	2.7%	31,725	2.9%	30,743	2.8%

Total non-market services	218,045	20.1%	220,309	20.2%	221,262	20.4%	224,777	20.4%	225,856	20.5%

Value added at market prices	1,083,374	100.0%	1,089,008	100.0%	1,086,032	100.0%	1,100,253	100.0%	1,100,744	100.0%

(1)	Value added in this table is calculated by reference to market prices of products and services, excluding any taxes on any such products.

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Value Added Growth by Sector

	2001	2002	2003	2004	2005

Agriculture, fishing and forestry	(2.5)%	(3.1)%	(4.9)%	13.5%	12.1%
Industry
Manufacturing	(0.9)%	(1.3)%	(2.4)%	0.8%	(0.5)%
Construction	7.6%	2.4%	2.8%	2.8%	1.5%
Extractive industries and production and distribution of energy, gas, steam and water	1.1%	3.2%	(1.2)%	5.6%	4.3%
Total industry	10.3%	(0.4)%	(1.6)%	2.6%	1.2%
Market Services
Commerce and repairs	2.1%	(2.2)%	(2.7)%	0.5%	(0.8)%
Hotels and restaurants	(0.7)%	(4.9)%	(2.2)%	1.6%	0.3%
Transport and communications	6.2%	4.3%	1.7%	1.9%	0.5%
Financial services	1.8%	(4.1)%	0.4%	1.7%	0.4%
IT, research and professional activity	4.3%	5.9%	1.4%	(1.0)%	(2.2)%
Real estate leases	1.0%	2.3%	2.4%	(0.5)%	(1.8)%
Total market services	2.6%	1.0%	0.3%	0.4%	(0.9)%
Non-market Services
Public administration	2.0%	1.6%	1.8%	(0.3)%	(1.6)%
Education	1.1%	3.0%	1.3%	(1.1)%	(2.4)%
Public health and social services	4.2%	1.2%	0.5%	2.3%	1.0%
Household services	4.5%	1.8%	(0.2)%	4.5%	3.1%
Other services	(1.6)%	(3.8)%	(4.1)%	8.5%	7.1%
Total non-market services	1.9%	1.0%	0.4%	1.6%	0.3%
Value added at market prices	1.8%	0.5%	(0.3)%	1.3%	0.0%

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Role of the Government in the Economy

Until the early 1990’s State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1994 and is ongoing, the State exited completely the insurance, banking, telecommunications and tobacco sectors and reduced significantly its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”)) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises and — Privatization Program.”

Services

In 2005, services represented 70.1 per cent of GDP and 66.6 per cent of total employment. Among the most important service sectors are:

•	transport and communications, which accounted for 8.4 per cent of GDP in 2005;

•	commerce, hotels and restaurants, which accounted for 15.7 per cent of GDP in 2005;

•	information technology, research and professional services, which accounted for 12.8 per cent of GDP in 2005; and

•	real estate leases, which accounted for 11.0 per cent of GDP in 2005.

Transport.  Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government and railways in particular have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or privatized.

Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. (“Autostrade”), which was privatized in 1999. Autostrade manages approximately 3,400 kilometers, of the approximately 6,500 kilometer system of motorways, under several concessions granted by ANAS. Toll motorways represent approximately 84.6 per cent of the total motorway network.

Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. There are approximately 22,200 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2005, Italian railways carried approximately 22.2 billion tons-km of freight and recorded 46.1 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high costs and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve its efficiency, expand the network and upgrade existing infrastructure.

In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A. or FS, with greater autonomy over investment, decision-making and management. In 2005, the total annual capital expenditure in fixed assets by Ferrovie dello Stato totaled €8,500 million, compared to €2,720 million in 1997. In 2005, Ferrovie dello Stato recorded an increase in revenues by 2.3 per cent compared to 2004, to €6,900 million. However, the increase was more than offset by an increase of operational costs due to extraordinary repair and maintenance work and the implementation of a new collective bargaining agreement which resulted in a significant rise in wages and salaries. As a result, Ferrovie dello Stato recorded a consolidated loss of €465 million, compared to a €125 million loss in 2004 and profits of €31 million in 2003.

In response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato: Trenitalia S.p.A., managing the transportation services business and Rete Ferroviaria Italiana S.p.A. (“RFI”) managing railway infrastructure components and the efficiency, safety and technological development of the network.

The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of October 30, 2005, 40 licenses had been granted to international operators.

Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed.

Gioia Tauro (in the proximity of Reggio Calabria) is the largest Mediterranean port for container shipping. During the late 1990s, Istituto per la Ricostruzione Industriale or IRI, a State holding company, completed the privatization of its international maritime companies. Tirrenia, a state-owned company, operates ferry operations and regional maritime activities.

Alitalia, Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Currently, 51.1 per cent is owned by the public with the remainder held by the Ministry of Economy and Finance. However, in January 2007, the Government announced its the intention to sell a shareholding of not less than 30.1% in the company and all the Alitalia convertible bonds owned by the Ministry of Economy and Finance. In 2005, Alitalia recorded losses of approximately €168 million, compared to losses of approximately €843 million in 2004. Due to its financial difficulties, in early 2004 Alitalia entered into negotiations with the State and with trade union representatives in order to agree on a corporate and financial restructuring plan, which negotiations are ongoing.

Passenger air traffic in Italy is concentrated, with approximately 60 per cent of all air traffic in 2004 attributable to Fiumicino and Ciampino airports in Rome and Linate and Malpensa airports in Milan.

Communications.  In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or AGCOM), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.

Italy’s telecommunications market is one of the largest in Europe, utilizing an aggregate of approximately 27.4 million fixed lines and 71.5 million mobile telephone lines as of December 31, 2005. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997, remains the largest operator, but is facing increasing competition from new operators which have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized.

In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (TIM) was spun-off from Telecom Italia and publicly listed; however, in 2004, in furtherance of a restructuring plan aimed, inter alia, at strengthening its position in the market, TIM merged into Telecom Italia. The Government also granted mobile licenses to other mobile operators. TIM remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group) and Wind.

In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was implemented by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised €13,815 million through the UMTS license auction.

Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 43.9 per cent in 2005 while the proportion of PCs connected to the Internet increased to 34.5 per cent in 2005 from 2.3 per cent in 1997.

Tourism.  Tourism is an important sector of the Italian economy. In 2005, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €10.5 billion, representing a 13.9 per cent decrease from net tourism revenues in 2004. This reflected an increase in spending by Italian tourists abroad of 9.0 per cent while spending by foreign visitors in Italy decreased by 0.7 per cent. See “The External Sector of the Economy — Current Account.”

Financial Services.  Historically, a significant proportion of Italy’s domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5 per cent in 1995 to 39.6 per cent in 2004, while the percentage allocated to bonds decreased from 30.6 per cent in 1995 to 16.6 per cent in 2005. This shift generated a substantial increase in fee income for financial institutions.

Share prices rose in Italy in 2005. The Italian stock exchange recorded a 14 per cent average increase in share prices, compared to a 23 per cent growth of Down Jones Euro Stoxx.

Italian household indebtedness as a percentage of disposable income grew from 25 per cent in 1996 to 43 per cent in 2005. However, it remains lower than in the euro area where household indebtedness as a percentage of disposable income was above 80 per cent in 2005. Bank lending to Italian residents generally has increased since 1997, accommodating economic expansion. The rate of growth in bank lending rose to 8.7 per cent in 2005 from 6.7 per cent in 2004. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”

Manufacturing

In 2005, the manufacturing sector represented 19.1 per cent of GDP and 19.9 per cent of total employment. In 2005, manufacturing output decreased by 0.5 per cent, compared to a 0.8 per cent decrease registered in 2004.

Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Finmeccanica (aeronautics, helicopters, space and defense), Barilla (food), Luxottica (glasses) and Giorgio Armani (clothing). These companies export a significant share of their output and have significant market shares in their respective product markets in Europe.

Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally, have been higher than those of their smaller counterparts. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

Traditionally, investments in research and development (R&D) activities have been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy rose from 1.00 percent in 1995 to 1.14 per cent in 2003. This compares to total R&D spending as a percentage of GDP in 2003 of 2.52 per cent in Germany, 2.18 per cent in France, 1.82 per cent in the EU (including the ten EU member states which joined in May, 2004), 2.68 per cent in the United States and 3.15 per cent in Japan.

The following table shows industrial production by sector for the years indicated.

Industrial Production by Sector
(Index: 2000 = 100)

	2001	2002	2003	2004	2005

Energy products	99.6	103.8	108.3	111	114.9
Minerals, ferrous and non-ferrous metals	99.6	98.1	98.5	99.4	99.1
Chemicals and pharmaceutical products	97	100.7	98.3	100.8	99.1
Metal products	101.3	98	99.5	101	98.5
Agricultural and industrial machinery	101.5	101.7	96.9	97.9	98.6
Precision instruments and machines	96.2	91.8	86.6	86	81.2
Transport equipment	97.6	91.7	83.8	83.8	76
Food and tobacco	103.7	104.9	107	106.6	107.5
Textiles and clothing	99.5	91.8	88.5	84.8	77.6
Wood and wood products	100.7	100.1	98.3	100.8	98.7
Paper and paper products	98.4	99.1	100.9	107.3	106.2
Rubber and plastic materials	98.4	94.9	94.9	94.7	90.8
Other industrial products	101	98.4	88.4	88.3	85.3

Aggregate Index	99.4	97.8	96.8	97.4	95.7

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Energy Consumption

The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, increased by 1.5 per cent in 2005, compared to a 1.6 per cent increase in 2004. The increase of energy demand was due to an increased demand for “other uses” (4.6 per cent), partially offset by a decrease in demand for industry (0.2 per cent) and transportation (0.2 per cent).

In 2005, oil represented 43.3 per cent of Italy’s primary energy consumption, with natural gas accounting for 35.8 per cent, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 7.0 per cent, solid combustibles accounting for 8.5 per cent and net purchased electricity accounting for 5.4 per cent.

In 2005, Italy imported 92.1 per cent of its oil requirements and 84.8 per cent of its natural gas requirements. The only other significant imported energy source is coal. A referendum held in 1987 rejected the use of nuclear power in Italy.

The domestic energy industry consists primarily of ENI, ENEL and Edison. ENI, approximately 20 per cent owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.

ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. The Government owns approximately 22 per cent of the share capital of ENEL directly and 10.35 per cent through Cassa Depositi e Prestiti S.p.A., which is 70 per cent owned by the Government. Domestic capacity is insufficient to meet current demand, and Italy imports a significant share of its electricity requirements.

The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2005 natural gas sales by ENI accounted for about 67.6 per cent of domestic consumption. A Government Decree issued in May 2000, in line with European Directives, provided for a partial liberalization of the natural gas market. Pursuant to that decree, after January 1, 2003 no single operator could have a 50 per cent or higher market share of the Italian natural gas market and no single operator would be allowed to control more than 75 per cent of gas imports, with this ceiling subject to a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Authority, ENI sold a 40.2 per cent stake in the share capital of its transportation subsidiary, SNAM Rete Gas, through an initial public offering in December 2001 and a further 9.1 per cent interest in March 2004.

In recent years, the Italian electricity sector has undergone significant changes. A Government decree issued in 1999, known as the Bersani Decree, established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers. In particular, the Bersani Decree and the subsequent implementing regulations:

•	liberalized, as of April 1, 1999, the generation, import and export of electricity;

•	liberalized the sale of electricity to consumers meeting certain consumption thresholds, or “Eligible Customers”, who may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and provided that other consumers, or “Non-Eligible Customers”, would have to purchase electricity from the distributor serving the area in which they are located and pay tariffs determined by the Electricity and Gas Authority;

•	provided that after January 1, 2003, no electricity company is allowed to produce or import more than 50% of the total of imported and domestically produced electricity in Italy in order to increase competition in power generation;

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

•	provided for the creation of the Borsa dell’Energia Elettrica, or pool market for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer participate, with prices being determined through a competitive bidding process;

•	provided for the creation of the Gestore del Mercato, or Market Operator, charged with managing the pool market;

•	provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

•	provided that management and operation of the national transmission grid is licensed to an independent system operator, the Gestore della Rete or System Operator, with owners of the transmission grid such as Terna S.p.A. (formerly owned by ENEL) retaining ownership of the grid assets; and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos); representing approximately 25 per cent of ENEL’s generation capacity. In September 2001 a consortium led by Endesa, a Spanish utility, acquired Elettrogen, the second largest Genco, with a total generation capacity of 5,400 MW. In May 2002 Edipower S.p.A., a consortium led by Edison S.p.A. acquired Eurogen, the largest Genco with a total generation capacity of 7,000 MW. In November 2002, a consortium comprising Acea S.p.A., Electrobel S.p.A. and Energia Italiana acquired Interpower, the third Genco, with a total generation capacity of 2,611 MW.

Effective January 1, 2000, a new tariff regime, subsequently amended, significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.

Terna S.p.A., formerly controlled by ENEL, owns and operates approximately 94 per cent of the transmission assets of Italy’s national electricity grid, which was operated by the System Operator until October 31, 2005. In accordance with a governmental decree, enacted on May 11, 2004, and pursuant to an agreement entered into in February 2005, the System Operator transferred to Terna the responsibility to manage the national transmission grid and the related assets with effect from November 1, 2005. In addition, following the effectiveness of this transfer, ENEL is no longer entitled to control more than 5 per cent of the voting rights for the appointment of Terna’s directors. ENEL has complied with its obligation to reduce its holding in Terna to no more than 20 per cent by July 1, 2007. In June 2004, ENEL sold a 50 per cent interest in Terna through an initial public offering. A further 13.86 per cent interest was sold in March 2005 through an accelerated bookbuilding process. In May 2005, ENEL entered into an agreement with Cassa Depositi e Prestiti S.p.A. for the sale of most of its remaining share in Terna (approximately 30 per cent). The agreement was executed in September 2005 for a consideration of €1.3 billion. As a result, ENEL reduced its shareholding in Terna to 6.1% per cent, which was further reduced to 5.0 per cent upon allocation of the bonus share granted to those who subscribed Terna’s shares in the IPO completed in June 2004. Except for the aforementioned bonus share, ENEL and Cassa Depositi e Prestiti S.p.A. undertook a lock-up obligation over the respective participation in Terna for a period of 6 months of completion of the above transfer.

In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive retains the main principles of the EU directive issued in December 1996, commonly referred to as the Electricity Directive, which it replaces. It enables all consumers to freely choose their electricity supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduced new definitions of public service obligations and security of supply, establishes a regulator in all EU member states with well defined functions and requires legal unbundling of network activities from generation and supply. The Regulation establishes common rules for cross-border trade in electricity and lays down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management. EU member states were required to implement the new Directive by July 1, 2004. Italy implemented part of the Directive in August 2004 through the “Marzano Law”. In 2005, the EU commission announced its intention to open an enquiry into the functioning of the EU’s energy markets.

The Marzano Law is aimed at reorganizing the existing energy market regulation and further liberalizing the natural gas and electricity markets. One of the purposes of the Marzano Law is to clarify the respective roles of the Italian central government, regional and local authorities, and the Electricity and Gas Authority. The Marzano Law also seeks to facilitate investment in the energy sector. To further liberalize the market, and consistent with the new Electricity Directive, the Marzano Law provides that all customers will be eligible to purchase electricity on the free market from July 1, 2007, although the law provides that the Single Buyer will nonetheless continue to supply electricity to customers who choose not to leave the regulated market.

The Marzano Law also authorizes the Italian government to limit the ability of companies based in other EU member states to invest in the Italian energy sector if their home country does not adequately guarantee a reciprocal ability for Italian companies to invest in its energy market.

Construction

In 2005, construction represented 5.7 per cent of GDP and 7.7 per cent of total employment. In 2004 and 2005, construction activity grew by 2.8 and 0.7 per cent, respectively. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, increased by 0.5 per cent in 2005, compared to 0.9 per cent in 2004 and 1.4 per cent in 2002.

Agriculture, Fishing and Forestry

In 2005, agriculture, fishing and forestry accounted for 2.7 per cent of GDP and 5.2 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor

General.  Job creation has been and continues to be a key objective of the Government. Employment as measured by the average number of standard labor units employed during the year increased cumulatively by approximately 3.3 per cent from 2000 to 2005. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. This increase was largely attributable to increases in part-time and temporary employment contracts entered into in the period from 2000 to 2003. While average employment remained substantially unchanged in 2004, it decreased by 0.4 per cent in 2005 as part-time and temporary employment contracts entered into between 2000 and 2003 began to expire and were renewed only in part.

The unemployment rate has decreased every year since 1999 reaching 7.7 per cent for the year ended December 31, 2005.

The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the last five years.

Employment

	2001	2002	2003	2004	2005
		(Average over the year)

Employment in standard labor units (% change on prior year)	1.78	1.27	0.63	0.05	(0.42)
Participation rate(%)(1)	61.6	62.1	62.9	62.5	62.4
Unemployment rate(%)(2)	9.1	8.6	8.4	8.0	7.7

(1)	Participation rate of population aged 15-64.

(2)	Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Employment by sector.  Of the total employed workforce in 2005, approximately 66.6 per cent were employed in the service sector, 20.4 per cent were employed in industry (other than construction), 7.7 per cent worked in the construction sector, and 5.2 per cent worked in agriculture.

In 2005, average employment in industry, excluding construction, decreased by 1.6 per cent. A declining trend of employment levels in the industry sector began in the 1980s with employment in industry decreasing from 22.9 per cent of the total workforce in 1995 to 20.4 per cent in 2005, principally reflecting a decline in employment in the manufacturing sector.

In 2005, average employment in agriculture, forestry and fishing decreased by 8.0 per cent. Average employment in agriculture, forestry and fishing has declined constantly since World War II except in 2001 and 2004. Employment in the agriculture sector declined from 7.6 per cent in 1995 to 5.2 per cent in 2005.

The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 62.7 per cent of the total workforce in 1995 to 66.6 per cent in 2005. The growth was mainly attributable to business and household services, with all service sectors other than public administration, financial services and education experiencing employment growth.

Employment by geographic area and gender.  Unemployment in southern Italy has been persistently higher than in northern and central Italy, and in 2005 was 14.3 per cent compared to 6.4 per cent in central Italy and 4.2 per cent in northern Italy. The unemployment rate in central and northern Italy declined steadily between 1995 and 2002, remaining substantially stable thereafter, while unemployment in southern Italy has fluctuated, increasing from 1995 to 1999 and decreasing by 5.3 per cent from 1999 to 2005.

While unemployment for women in Italy historically has been substantially higher than for men, it has decreased at a faster rate (from 13.6 per cent in 2000 to 10.1 per cent in 2005) than for men (from 7.8 per cent in 2000 to 6.2 per cent in 2005). This is in part attributable to the substantial growth in female participation in the labor force, particularly among women aged 25-54. The proportion of economically active women increased from 44.3 per cent in 1995 to 50.4 per cent in 2005, while the participation rate of men increased from 72.5 per cent in 1995 to 74.4 per cent in 2005. Participation rates for women over age 40 and for women in southern Italy are significantly below European averages.

The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 and 2002 may partly be attributable to the “emergence” of workers that were not previously accounted for in national statistics. According to ISTAT data, in 2004 the hidden economy was estimated to equal between 16.6 per cent (equal to €231 billion) and 17.7 per cent (equal to €246 billion) of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.

Government programs and regulatory framework.  The Government has adopted a number of programs aimed at correcting the imbalances in employment, including programs that provide money for job training, particularly in southern Italy, and certain incentives to companies that hire young workers. The Government’s target set forth in the 2007-2011 Program Document is to reduce unemployment to 6.7 per cent by 2011. During the period 2001-2005, the Government introduced tax incentives for employers in order to promote full-time permanent employment. Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations.

Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 12 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to 245.1 million hours in 2005.

Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributed to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions, from 116.6 million in the period 1978-82 to 43.6 million in the period 1983-90 and 50.2 million in the period from 1991-1997. In the periods 1998-2001 and 2002-2005, an average of approximately 5.9 and 14.4 million person-hours per year were lost to strikes, respectively. The rising trend recorded in the last 4 years resulted from a phase of heated protests against Government reforms and international policy. After a peak of 34 million in 2002, the average number of person-hours lost per year declined to 13.1 million and 4.8 million in 2003 and 2004, respectively, before increasing to 6.3 million at the end of 2005.

Prices and Wages

Wages.  Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

Wages, as measured by gross earnings per standard labor unit increased by an average of 3.1 per cent for the entire economy in 2005 compared with an increase of 3.3 per cent in 2004 and 3.2 per cent in 2003. As in previous years, during 2005 the growth was larger in the public service sector than in private sectors (4.3 and 2.5 per cent, respectively). Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 2.9 per cent in 2005, compared to 3.5 per cent in 2004. Labor costs per product unit, or LCPU, increased by 2.5 per cent in 2005, compared to 1.9 per cent in 2004, due to a weaker labor productivity, which grew by only 0.5 per cent in 2005, compared to 1.3 per cent in 2004. LCPU growth remains higher than in other major European countries.

Prices.  The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2005, the inflation rate in the euro area as measured by the European Union harmonized consumer price index rose to 2.2 per cent, from 2.1 per cent registered in 2004. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”

Inflation in Italy, as measured by the harmonized consumer price index was 2.2 per cent in 2005, compared to 2.3 per cent in 2004. The 2005 figure was principally attributable to a reduction in the prices of unprocessed foods combined with a slowdown in the growth of prices of processed foods and in the growth of the core inflation index (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products), driven by a slowdown in the growth of prices of services. The impact of such trends was however partly offset by a sharp increase in the growth of prices of energy.

The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages

	2001	2002	2003	2004	2005
	(Per cent)

Cost of Living Index(1)	2.7	2.4	2.5	2.0	1.7
Harmonized Consumer Price Index(1)(2)	2.7	2.6	2.8	2.3	2.2
Core Inflation Index(3)	2.4	2.8	2.7	2.3	2.0
Change in per capita wages	3.2	2.7	3.7	3.5	2.9
Change in unit labor costs(4)	3.0	3.7	5.0	1.9	2.5

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(4)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

MONETARY SYSTEM

The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

Monetary Policy

The Eurosystem and the European System of Central Banks.  As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and on January 1, 2007, respectively.

The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU member states. The Eurosystem is formed by the 13 national central banks in the euro area and the ECB. So long as there are EU member states that have not yet adopted the euro (currently Cyprus, the Czech Republic, Denmark, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, Slovenia, Sweden and the United Kingdom), there will be a distinction between the 13-country Eurosystem and the 27-country ESCB. The fourteen national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

The Eurosystem is principally responsible for:

•	defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.

The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 13 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

•	the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU member states. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU member states that have not adopted the euro.

The ECB is independent of the national central banks and the Governments of the member states and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member states that have adopted the euro, pro-rated to the GDP and population of each such member state. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had paid up capital of approximately €4 billion at December 31, 2005, of which approximately €726.3 million, or 17.8 per cent, was subscribed by the Bank of Italy.

The Bank of Italy.  The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks and banker to the Treasury. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2005 of €190.4 billion.

The ECB’s Monetary Policy.  The primary objective of the ESCB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.

The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

ECB Interest Rates.  The minimum bid rate on main refinancing operations was raised on several occasions in 2000 to 4.75 per cent on August 31 reflecting concern over the risks to price stability (since June 2000, main refinancing operations have been conducted on the basis of variable rate tenders). As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively in June 2003. These rates remained unchanged until December 2005.

The euro area experienced sustained economic growth at the end of 2005 and the beginning of 2006 and was expected to continue to experience this growth trend over the medium term by Eurostat and the Eurosystem. The Governing Council determined that given the euro area’s actual and expected sustained economic, monetary and credit growth, upside risks to price stability over the medium term prevailed. Accordingly, the Governing Council raised interest rates by 25 basis points in December 2005, March 2006 and June 2006, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 2.75 per cent, 3.75 per cent and 1.75 per cent, respectively.

The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from February 4, 2000 to June 15, 2006.

		Main Refinancing Operations
	Deposit Facility	Fixed Rate	Variable Rate Tenders	Marginal Lending Facility
Effective Date	% Interest Rate	Tenders	− Minimum Bid Rate	% Interest Rate

2000
Feb 4	2.25	3.25		4.25
Mar 17	2.50	3.50		4.50
Apr 28	2.75	3.75		4.75
Jun 9	3.25	4.25		5.25
Jun 28	3.25		4.25	5.25
Sep 1	3.50		4.50	5.50
Oct 6	3.75		4.75	5.75
2001
May 11	3.50		4.50	5.50
Aug 31	3.25		4.25	5.25
Sep 18	2.75		3.75	4.75
Nov 9	2.25		3.25	4.25
2002
Dec 6	1.75		2.75	3.75
2003
Mar 7	1.50		2.50	3.50
June 6	1.00		2.00	3.00
2005
Dec 6	1.25		2.25	3.25
2006
Mar 8	1.50		2.50	3.50
June 15	1.75		2.75	3.75

Source: European Central Bank

ECB Money Supply and Credit.  The three-month moving average of twelve-month euro money supply growth, or M3 , a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001 and since then has remained above the reference rate. It grew to 7.6 per cent through December 2001, declined slightly to 6.9 per cent through December 2002 and grew sharply in the first half of 2003 to over 8.0 per cent. The growth of M3 through the first half of 2003 was mainly due to shifts in portfolios to more liquid assets resulting from continued uncertainty in the financial markets, international political tensions and low long-term and short-term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased to a twelve month growth of 4.7 per cent in 2002, compared to 6.7 per cent in 2001.

M3 subsequently declined to 7.5 per cent through December 2003 and 6.6 per cent through December 2004. This slowdown was mainly attributable to the increased stability of the financial markets, with a resulting decrease in the proportion of liquid assets in investor portfolios and increasing investment in the equity markets and long-term debt investments. The effects of this trend were partially offset by higher investment in money market fund shares. The slowdown in M3 growth during this period was partially offset by a reduction in the spread between long and short term interest rates, which resulted in a growth in the proportion of short term deposits and repurchase agreements.

M3 grew to 7.4 per cent through December 2005, principally due to higher lending to the private sector, which grew by 9.2 per cent in 2005, and lending to the corporate sector, which grew by 8.3 per cent in 2005 reflecting higher investment by companies and growing demand for loans to support corporate operations such as mergers and acquisitions.

Exchange Rate Policy

Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The European Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

Regulatory Framework.  Italian banks fall into one of the following categories:

•	joint stock banks; or

•	co-operative banks.

Pursuant to the principle of “home country control”, non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by Directive No. 2006/48/EC and Directive No. 2006/49/EC. Under the principle of “home country control”, a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid Directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.

Deregulation and Rationalization of the Italian Banking Industry.  Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Consolidated Banking Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.

The effect of the aforesaid deregulation, in the context of the implementation of the EU Directives has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

The Amato Law.  The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:

•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure; and

•	Consolidations were encouraged through tax incentives.

The Consolidated Banking Law.  In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank . Furthermore, subject to their respective by-laws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.

The Dini Directive.  Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations to either:

•	reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or

•	cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.

The Ciampi Law.  The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:

•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;

•	divestiture of any remaining controlling participation in banks or financial institutions by 2006; and

•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP)) to those foundations that disposed of their controlling stakes in banks by May 2003.

The Draghi Law.  The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and aimed at reorganizing laws governing the investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies. In particular, the Draghi Law introduced a comprehensive framework for the provision of investment services and collective investments (which applies to investment firms, banks and asset managers) new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the duration of shareholder agreements, with the objective of protecting minority shareholders in general.

Supervision.  Supervisory Authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or CICR), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

The CICR.  The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.

The Ministry of Economy and Finance.  The Ministry has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share-capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.

The Bank of Italy.  The Bank of Italy supervises banks and certain other intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk management, the taking of participations, administrative and accounting organization and internal controls and public disclosure requirements. The Bank of Italy also issues regulations in other fields, such as transparency in banking and financial operations of banks and financial intermediaries. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.

On-site visits carried out by the Bank of Italy may be “general” or “special” (which are directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own by-laws.

The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

In addition to its supervisory role, the Bank of Italy — as the Italian Central Bank — performs monetary policy functions by participating in the European System of Central Banks, and acts as treasurer to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.

On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reelected only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in case of mergers and acquisitions.

On February 2, 2007, the Government approved a draft law aimed at reforming the Italian regulatory authorities’ system. Pursuant to the bill, the authorities currently supervising the insurance and the pension funds sectors would be suppressed and their competences transferred, respectively, to the Bank of Italy and to Consob, the Italian Stock Exchange Commission. In addition, according to the draft law, the CICR would be replaced by a special committee for the financial stability, composed by representatives of Ministry of Economy and Finance.

Reserve Requirements.  Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with original maturities up to two years or redeemable upon prior demand up to two years and debt securities with original maturities up to two years. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank.

Risk-Based Capital Requirements and Solvency Ratios.  Capital adequacy requirements are mainly regulated by Directives No. 2006/48/EC and No. 2006/49/EC or, together, the Capital Requirements Directive, the Consolidated Banking Law, CICR Regulation of December 27, 2006, and by the regulations issued by the Bank of Italy on the same date. Italian banks are generally required to have ratios of regulatory capital to risk-weighted assets specified in the relevant regulations. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, the aforesaid provisions have now implemented in Italy the framework commonly known as the “Basel II Accord”. Within this framework, banks may employ either “standardized” approach to credit risk measurement or the Internal Based Rating system, which in turn can be on the bases of a “foundation” approach or an “advanced” approach.

Loan Exposure Limitations.  The purpose of the provisions of the EU Banking Directive on the monitoring and control of large exposures of credit institutions is to limit a bank’s exposure to any single borrower or group of related borrowers. In compliance with the criteria specified by the Ministry of Economy and Finance, the Bank of Italy has issued supervisory regulations on the concentration of risk that implement these provisions. These regulations require stand-alone banks or banking groups to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital. A more stringent limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, which is defined to include (1) shareholders that, directly or indirectly, control, or own at least 15 per cent of the share capital in, the bank or the parent company of a banking group and (2) companies controlled by the bank or in which the bank owns at least 20 per cent of share capital, excluding subsidiaries which are included in the banking group or that are consolidated in accordance with the relevant criteria specified by the regulations.

Banks belonging to banking groups must, on an individual basis, limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.

Equity Participations by Banks.  Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank; (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired; or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by stand-alone banks or by banking groups in insurance companies exceeding in the aggregate 40 per cent of the acquiror stand-alone or consolidated regulatory capital, as the case may be, (and 60 per cent of the regulatory capital, in case of the single bank included in the banking group) are not permitted.

The acquisition by banks and banking groups of shareholdings in non-financial companies is subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups must be lower than a certain pre-determined percentage of the acquiring bank’s regulatory capital. Moreover, banks and banking groups may only acquire up to a certain percentage shareholding in any single non-financial company and must diversify their investments in non-financial companies in order to avoid undue exposure to any single non-financial sector. Certain banks may be authorized to effect such investments in accordance with less stringent limitations, provided that they meet specific criteria set forth by the relevant regulations.

Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities instrumental to banking activities, such as bank information processing activities.

As a general limit, equity investment by banks and banking groups in all types of companies may not exceed in aggregate, together with real estate investments, 100 per cent of a bank’s regulatory capital.

Deposit Insurance.  The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

Participation to the Interbank Fund is compulsory for all Italian banks and intervenes when a bank is either in administrative management or mandatory liquidation. In the event of administrative management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

Structure of the Banking Industry.  Italy had 784 banks at December 31, 2005, compared to 841 at December 31, 2000. Banks ultimately controlled by local public authorities accounted for a substantial portion of total bank assets in 2005. In 2005, joint stock banks accounted for approximately 78.6 per cent of total bank assets and for 77.1 per cent of domestic customer deposits. Cooperative banks collectively represented 15.3 per cent of total bank assets and held 19.9 per cent of such deposits. Italian branches of foreign banks accounted for 6.0 per cent of total bank assets and for 2.9 per cent of deposits.

The ownership structure of the banking sector has undergone substantial change since 1992, reflecting significant privatizations through 1998. See “Public Finance — Privatization Program.”

In addition, since 1999 the Italian banking sector has experienced significant consolidation, which has resulted in the formation of relatively large banking groups such as Intesa Sanpaolo and UniCredit. Nevertheless, the principal Italian banking groups remain small in terms of size relative to their competitors in the other large economies in the euro area. As a result, the Italian banking sector consolidation may continue through combinations among Italian financial institutions as well as with non-Italian financial institutions. In 2005, Dutch bank ABN Amro acquired Banca Antonveneta, which was the first successful takeover of a listed Italian bank by a non-Italian bank. In 2006, French bank BNP Paribas acquired Banca Nazionale del Lavoro, the sixth largest Italian bank by deposits at the time of the acquisition.

The European Union single market for financial services has and is expected to continue to affect the Italian banking system. Between 1980 and 2005, the number of foreign banks with branches in Italy grew from 26 to 66. These foreign banks principally specialize in wholesale corporate and interbank operations as well as retail banking, and few have branch networks.

Nevertheless, Italian banks have two competitive disadvantages relative to banks in other European Union countries. First, their operating costs are relatively high, principally as a result of high labor costs. Second, the contribution of services to net income is relatively low because Italian banks have not specialized in services to the same extent as banks in other countries. Many Italian banks are now seeking to increase their non-interest income as a proportion of total income by increasing the range of managed services offered.

Capitalization.  According to the Bank of Italy, Italian banks are adequately capitalized. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basle Accord of 1988 was 10.6 per cent in 2005, compared to 11.6 per cent in 2004.

Bad Debts.  Bad debts decreased by 16.4 per cent in 2005 to €45,411 million after increasing 6.0 per cent in 2004. As a percentage of total loans, bad debts decreased from 4.7 per cent in 2004 to 3.7 per cent in 2005.

Credit Allocation

The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets. Lending activity growth increased by 8.7 per cent in 2005, substantially in line with the growth rate in the euro area. The growth in Italian lending activity was attributable to medium- and long-term lending activity, which grew 13.0 per cent in 2005, compared to 14.2 per cent in 2004 and to short-term lending activity, which increased 2.0 per cent in 2005, after a 4.4 per cent reduction in 2004. The growth rate in lending activity to companies increased to 6.3 per cent in 2005, compared to 4.5 per cent in 2004, due principally to a 2.2 per cent increase in lending activities in the manufacturing sector, compared to a 0.2 per cent decrease in 2004 and to the significant growth of lending activities in the construction sector, from 8.7 per cent in 2004 to 13.1 per cent in 2005; conversely, lending activity in the service sector decreased slightly from 7.8 per cent in 2004 to 7.7 per cent in 2005. Lending activities to the consumer and residential sector continued to experience high levels of growth at 13.2 per cent in 2005, compared to 13.6 per cent in 2004.

Exchange Controls

Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Italy is fully integrated into the European and world economies, with imports and exports in 2005 equal to 25.0 per cent and 25.4 per cent of real GDP, respectively. The size of Italy’s trade surpluses has declined in recent years. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade surplus declined from €9.2 billion, or 0.8 per cent GDP, in 2001 to €1.6 billion, or 0.1 per cent of GDP, in 2003. Notwithstanding the expansion of world trade, Italy registered a trade deficit of €1.2 billion in 2004 and of €9.6 billion in 2005, reflecting the gradual decline in competitiveness of Italian products for the reasons described above and a strengthening of the euro in relation to other currencies.

The following tables illustrate Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob”. Import amounts include all costs, insurance and freight, frequently referred to as “charged in full” or “cif”.

Foreign Trade

	2001	2002	2003	2004	2005
	(Millions of euro)

Exports (fob)
Agriculture, forestry and fishing	4,251	4,171	4,144	3,805	4,111
Extractive industries	546	683	687	776	996
Manufactured products	265,490	261,520	254,541	273,846	288,995
Food, beverage and tobacco products	14,009	15,010	14,904	15,689	16,268
Textiles, leather products and clothing	43,302	41,207	38,945	39,053	39,182
Wood and wood products	1,505	1,471	1,326	1,381	1,350
Paper, printing and publishing	6,084	6,156	6,017	6,203	6,435
Refined oil products	5,061	4,454	5,371	6,282	9,721
Chemical and pharmaceutical products	25,754	26,906	26,059	27,442	30,468
Rubber and plastic products	9,673	9,853	9,845	10,698	11,210
Non metallic minerals and mineral products	9,230	9,406	9,232	8,711	9,104
Metals and metal products	21,986	21,627	21,894	27,387	30,401
Mechanic products and machinery	53,957	53,126	53,326	57,801	59,664
Electric and precision machinery	27,625	25,007	23,761	25,872	27,646
Transport equipment	29,620	30,520	29,169	31,734	32,680
Other manufactured products	17,508	16,951	15,214	15,262	15,111
Energy, gas and water production	46	35	20	58	57
Other	2,656	2,654	5,224	5,929	6,089

Total exports	272,990	269,064	264,615	284,412	300,247

	2001	2002	2003	2004	2005
	(Millions of euro)

Imports (cif)
Agriculture, forestry and fishing	9,021	9,047	9,292	9,272	9,230
Extractive industries	28,718	26,282	27,457	31,611	43,854
Manufactured products	220,985	220,441	218,090	235,869	247,300
Food, beverage and tobacco products	18,373	18,450	18,671	19,594	20,228
Textiles, leather products and clothing	20,189	20,266	20,082	20,683	21,811
Wood and wood products	3,249	3,356	3,390	3,507	3,528
Paper, printing and publishing	6,719	6,556	6,271	6,375	6,667
Refined oil products	4,626	5,045	4,735	4,747	5,604
Chemical and pharmaceutical products	33,991	35,279	35,824	38,664	41,452
Rubber and plastic products	5,396	5,509	5,566	6,022	6,341
Non-metallic minerals and mineral products	2,955	2,956	2,881	3,033	3,162
Metals and metal products	25,674	24,288	24,039	29,706	32,025
Mechanic products and machinery	20,707	20,720	19,902	21,180	21,676
Electric and precision machinery	37,275	34,748	33,600	37,397	38,208
Transport equipment	37,544	39,129	38,935	40,303	41,480
Other manufactured products	4,287	4,140	4,193	4,658	5,117
Energy, gas and water production	1,777	1,879	1,796	1,797	2,229
Other	3,257	3,577	6,363	7,084	7,171
Total imports	263,756	261,226	262,997	285,633	309,785

Trade balance	9,234	7,838	1,618	(1,221)	(9,538)

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, paper, printing and publishing products, wood and wood products, minerals, metals and metal products, electric and precision machinery and transport equipment.

Of all the major European countries, Italy is the most heavily dependent on import of energy, importing 84.3 per cent of its energy requirements in 2005 and 82.7 per cent in 2004. As a result, Italy’s trade balance is vulnerable to fluctuations in oil prices.

Following a recovery in exports registered in 2004 (when Italy registered an increase in exports at constant prices of 3.3 per cent compared to an increase of 2.1 per cent in 2003 and of 2.9 per cent in 2002), growth slowed down to 0.3 per cent in 2005. This was due primarily to a decline in the volume of exports of machinery and equipment and to the continuing reduction (consistent with the trend registered since 2001) of exports of textile products, clothing, leather products and footwear. By contrast, positive contributions to exports came from refined petroleum products, chemicals, basic metals and metal products. The decline in the volume of exports in 2005 was principally attributable to a decrease in exports to Germany, France and the United Kingdom, partially offset by a slight increase in exports to Spain. Exports to the ten EU member states that joined the EU in May 2004 decreased by 2.3 per cent during 2005, due principally to a fall in exports of electrical equipment and precision instruments and transport equipment. After a four-year positive trend, exports to non-EU countries contracted in 2005 in all of Italy’s main non-EU export markets ( by 5.8 per cent in China; by 3.0 per cent in Japan; by 3.3 per cent in the United States) except Russia, where they grew by 15.3 per cent.

Imports of goods decreased by 0.1 per cent at constant prices in 2005, compared to an increase of 3.3 per cent and of 0.5 per cent registered, in 2004 and 2003 respectively. The volume of imports of manufactured products declined by 0.7 per cent, with imports of electrical equipment and precision instruments declining by 4.0 per cent and of metal and metal products by 3.0 per cent, due to the weakness of Italy’s manufacturing industry. Imports from non-EU countries, which continued to grow, offset a decline in imports from EU countries. Imports from China, which became Italy’s principal non-EU supplier in 2004, increased by 17.5 per cent in 2005.

Geographic Distribution of Trade

As a member of the European Union, Italy enjoys free access to the markets of the other EU member states and applies the external tariff common to all European Union countries. During the past several years, the European Union countries have made significant progress in reducing non-tariff barriers, such as technical standards and other administrative barriers, to trade amongst themselves, and Italy has incorporated into national law most of the European Union directives on trade and other matters. With the accession of ten new members in 2004, and two new members in 2007, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following table shows the distribution of Italy’s trade for the periods indicated.

Distribution of Trade
(cif-fob)

	2001	2002	2003	2004	2005
	(Millions of euro)

Exports (fob)
Belgium-Luxembourg	8,838	8,710	7,609	7,754	8,604
France	33,691	33,069	33,033	35,230	36,845
Germany	40,096	37,256	37,233	38,761	39,493
Netherlands	7,280	6,960	6,387	6,701	7,274
United Kingdom	18,474	18,780	18,686	20,153	19,703
Ireland	1,597	1,464	1,391	1,389	1,452
Denmark	2,166	2,090	1,972	2,147	2,626
Greece	5,394	5,721	5,832	6,486	6,030
Spain	16,955	17,354	18,911	20,727	22,466
Portugal	3,652	3,384	3,303	3,419	3,316
Austria	5,928	6,004	6,199	6,988	7,422
Finland	1,305	1,424	1,311	1,438	1,546
Sweden	2,542	2,600	2,680	2,847	3,077

Total EU (excluding EU members that joined in 2004 and 2007)	147,917	144,814	144,547	154,040	159,854
EU members that joined in 2004(1)	14,493	14,542	15,600	16,462	17,796

Total EU (excluding EU members that joined in 2007)(2)	162,410	159,356	160,147	170,502	177,650
Turkey	N.A.	N.A.	4,721	5,687	6,167
United States	26,243	25,802	21,970	22,368	23,960
Russia	N.A.	N.A.	3,847	4,963	6,075
OPEC countries	10,432	10,937	10,201	11,028	12,126
Japan	4,705	4,495	4,333	4,333	4,537
China	3,275	4,017	3,850	4,448	4,603
Other Asia	N.A.	N.A.	8,596	8,979	9,085
Other	N.A.	N.A.	46,950	52,104	56,044

Total	272,990	269,064	264,615	284,412	300,247

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

(2)	Bulgaria and Romania joined the EU in January 2007.

Source: ISTAT

	2001	2002	2003	2004	2005
	(Millions of euro)

Imports (cif)
Belgium-Luxembourg	12,433	12,283	12,374	13,880	15,077
France	29,648	29,895	29,951	31,278	30,849
Germany	47,077	46,837	47,521	51,319	53,646
Netherlands	16,588	15,433	15,362	16,862	17,483
United Kingdom	13,540	13,390	12,708	12,294	12,477
Ireland	3,592	3,635	4,082	4,185	4,076
Denmark	1,907	1,821	1,925	2,109	2,242
Greece	1,363	1,269	1,463	1,503	1,550
Spain	11,181	12,102	12,729	13,317	13,158
Portugal	1,268	1,389	1,321	1,333	1,383
Austria	6,472	7,216	7,545	7,803	7,790
Finland	1,776	1,667	1,813	1,552	1,812
Sweden	3,521	3,528	3,542	3,833	3,701

Total EU (excluding EU members that joined in 2004 and 2007)	150,366	150,464	152,336	161,268	165,244
EU members that joined in 2004(1)	8,591	8,906	9,226	11,184	13,300

Total EU (excluding EU members that joined in 2007)(2)	158,957	159,370	161,562	172,452	178,544
Turkey	N.A.	N.A.	3,335	3,971	4,364
United States	12,892	12,548	10,272	9,991	10,719
Russia	N.A.	N.A.	8,230	9,716	11,704
OPEC countries	18,364	15,822	16,792	19,339	27,291
Japan	6,278	5,321	5,281	5,520	4,977
China	7,484	8,307	9,553	11,828	14,135
Other Asia	N.A.	N.A.	6,395	7,427	8,212
Other	N.A.	N.A.	41,577	45,389	49,839

Total	263,756	261,226	262,997	285,633	309,785

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

(2)	Bulgaria and Romania joined the EU in January 2007.

Source: ISTAT

Over half of Italian trade is with other European Union members, with approximately 59 per cent of Italian exports and 58 per cent of Italian imports attributable to trade with European Union partners in 2005 and 2004. However, Italian trade with non-EU countries has grown faster than trade with EU countries (including the ten member states that joined the EU in 2004). Germany is Italy’s single most important trading partner and in 2005 supplied 17.3 per cent of Italian imports and purchased 13.3 per cent of Italian exports.

Since 2002 Italy has recorded a negative trade balance with other EU countries (including the ten member states that joined the EU in 2004). Italy’s trade deficit with EU countries was €2.0 billion in 2004 and €0.9 billion in 2005. The negative trade balance with EU countries was mainly due to the trade deficit with Germany, the Netherlands and the U.K.

Italy also recorded an increase in its trade deficit with China, to €9.5 billion in 2005 from €7.4 billion in 2004, principally due to a decline in exports to China, notwithstanding the growth of the Chinese economy, and a sharp increase in imports from China. Italy’s trade deficit with OPEC countries increased to €15.2 billion in 2005 from €8.3 billion in 2004 due to growth in imports of crude oil.

Balance of Payments

The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.

The following table illustrates the balance of payments for the periods indicated.

Balance of Payments

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(Millions of euro)

Current Account	(740)	(10,014)	(17,351)	(12,471)	(22,056)
Goods	17,405	14,049	9,922	8,850	72
Exports	273,596	267,582	263,599	283,345	299,580
Imports	256,191	253,533	253,677	274,495	299,508
Services	18	(3,043)	(2,362)	1,179	(359)
Exports	64,614	63,760	63,420	68,204	72,500
Imports	64,596	66,803	65,781	67,025	72,859
Income	(11,635)	(15,396)	(17,811)	(14,817)	(13,595)
Inflows	43,111	45,782	43,097	42,748	49,544
Outflows	54,746	61,178	60,908	57,564	63,140
Transfers	(6,527)	(5,624)	(7,101)	(7,683)	(8,173)
EU Institutions	(5,634)	(5,727)	(6,289)	(6,537)	(7,979)
Capital Account	936	(67)	2,251	1,822	1,779
Intangible assets	(312)	(206)	(86)	(38)	69
Transfers	1,248	139	2,337	1,859	1,710
EU Institutions	1,748	1,626	3,635	2,816	3,236
Financial Account	(3,294)	8,532	17,319	8,228	19,041
Direct investment	(7,377)	(2,739)	6,507	(1,971)	(17,556)
Abroad	(23,995)	(18,194)	(8,037)	(15,513)	(33,575)
In Italy	16,618	15,455	14,544	13,542	16,019
Portfolio investment	(7,640)	16,107	3,369	26,447	43,398
Assets	(40,070)	(16,968)	(51,068)	(21,065)	(87,028)
Liabilities	32,430	33,075	54,437	47,512	130,426
Financial Derivatives	(477)	(2,710)	(4,827)	1,833	2,332
Other investment	11,716	985	13,676	(20,343)	(9,943)
Change in official reserves	484	(3,111)	(1,406)	2,262	810
Errors and omissions	3,098	1,549	(2,218)	2,421	1,236

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Current Account

Italy had a current account surplus in each year from 1992 to 1999. Following decreases in the current account surplus from 1997 to 1999, Italy has registered a current account deficit since 2000. This was due to a deterioration in Italy’s visible and invisible trade balance.

Visible Trade.  Italy’s visible trade surplus (on a fob-fob basis) has had a steadily declining trend since 2001. Visible trade surplus declined to €72 million in 2005, from €8.8 billion in 2004 and €9.9 billion in 2003. In 2005 imports and exports of merchandise increased by 9.1 per cent and 5.7 per cent, respectively, reflecting increases in prices and a slight decrease in volumes. Increases in imports were principally due to the sharp rise in the price of metals and energy products, particularly crude oil, which accounted for almost the entire deterioration in the visible trade balance in 2005.

Italy’s merchandise exports rose by 5.7 per cent in 2005, compared to a 7.5 per cent increase in 2004, reflecting increases in prices, offset in part by a 1.0 per cent decrease in export volumes.

Italy’s visible trade surplus with EU countries rose to €0.9 billion in 2005, from €0.7 billion in 2004, due principally to a decline in volumes of imports and exports of 1.3 per cent and 1.2 per cent, respectively, and a rise in prices of imports and exports of 5.2 per cent and 5.5 per cent, respectively. Italy’s visible trade surplus with the U.S. increased in 2005, due principally to increases in prices of transport equipment, chemicals and machinery. Italy’s visible trade deficit with China, the OPEC countries and Russia increased in 2005.

Italy’s exporter’s market share of worldwide trade, which has been in steady decline since the 1980s, was 2.7 per cent in 2005, compared to 2.9 in 2004, 3.5 per cent in 2000 and 4.6 per cent in 1995.

Invisible trade.  The balance on services deteriorated to a deficit of €0.4 billion in 2005 from a surplus of €1.2 billion in 2004. Surplus on travel decreased from €12.2 billion in 2004 to 10.5 billion in 2005 due to a sharp increase in spending by Italians abroad, which grew by 9.0 per cent in 2005 compared to a 9.4 per cent decrease in 2004, and lower spending by foreigners in Italy, which fell by 0.7 per cent in 2005 compared to a 3.8 per cent increase in 2004. The deficit on transport increased from €4.9 billion in 2004 to €5.1 billion in 2005. Italy also registered an increase in the deficit on technical and professional services and IT services in 2005.

With the exception of foreign travel, constructions and financial services, all other components of service receipts experienced deficits in 2005.

Income.  Italy’s income deficit decreased to €13.6 billion in 2005 from €14.8 billion in 2004 and €17.8 billion in 2003, principally reflecting a reduction of the deficit on income from portfolio investments.

Current Account.  Transfers. Italy’s deficit on current account transfers increased to €8.2 billion in 2005 from €7.7 billion in 2004, reflecting an increase in the deficit on public transfers due principally to an increase in the deficit with EU Institutions to €8.0 billion in 2005 from €6.5 billion in 2004.

Capital Account

The surplus on Italy’s capital account, which accounts for transactions in intangible assets, remained unchanged in 2005 at €1.8 billion and consisted almost entirely of the surplus on public transfers.

Financial Account and the Net External Position

In 2005, the financial account surplus increased to €19.0 billion, from €8.2 billion in 2004. This was principally attributable to an increase in portfolio investment surplus from €26.4 billion in 2004 to €43.4 billion in 2005, mainly due to higher investment by non-Italians in Italian debt securities, partially offset by an increase in investment by Italians in non-Italian debt and equity securities. It was also due to an increase in net inflows to Italian banks of €27 billion, compared to net outflows of €11 billion from Italian banks in 2004. The increase in Italy’s financial account was offset in part by net direct investment outflows of €17.6 billion in 2005 compared to net direct investment outflows of €2.0 billion in 2004.

Italy’s net external debt position in 2005 improved to a €77.9 billion deficit, or 6.5 per cent of GDP, from a €90.3 billion deficit, or 5.5 per cent of GDP, registered in 2004. This was mainly attributable to positive adjustments of €31.5 billion in exchange rates and in the value of securities (particularly equity securities), which offset an increase in net outflows recorded on the financial account.

Direct Investment.  In 2005, Italy’s net direct investment outflows were €17.6 billion, or 1.2 per cent of GDP, compared with net outflows of €2.0 billion, or 0.1 per cent of GDP, in 2004, reflecting higher investment by Italians abroad.

Foreign direct investment in Italy, net of divestment, remained substantially stable at low levels during the 1990s, recording an average of 0.4 per cent of GDP for the years 1990-1999 and a peak of €16.6 billion or 1.4 per cent in 2001. After four years of steady decrease, foreign direct investment in Italy, net of divestments, grew by €2.5 billion, from €13.5 billion, or 1.0 per cent of GDP in 2004, to €16.0 billion, or 1.1 per cent of GDP, in 2005. The increase in 2005 resulted primarily from higher investment in the Italian industrial and energy sectors.

Italian investment abroad, net of divestment, increased to €33.6 billion, or 2.4 per cent of GDP, in 2005 from €15.5 billion, or 1.1 per cent of GDP, in 2004 and €8.0 billion, or 1.4 per cent of GDP, in 2003. The increase in 2005 was principally due to Italian investment in the banking and insurance sector.

The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities as of the dates indicated:

Direct Investment by Country(1)

	2001	2002	2003	2004	2005
	(Millions of euro)

Direct investment abroad
Netherlands	33,050	30,740	38,716	47,198	55,124
Luxembourg	23,191	23,211	17,383	19,667	21,306
United States	21,312	16,660	14,718	14,063	16,616
United Kingdom	19,768	17,929	16,196	18,022	19,157
France	17,557	15,454	16,716	18,161	20,215
Switzerland	10,175	8,930	8,753	7,877	8,476
Germany	10,776	8,883	10,439	11,756	12,709
Spain	7,034	6,826	7,887	8,118	8,357
Brazil	4,599	2,382	2,775	2,950	4,180
Belgium	3,561	3,228	3,651	3,960	4,188
Argentina	2,418	1,565	1,700	1,625	1,873
Sweden	683	575	598	646	756
Other	30,017	26,163	27,168	28,287	33,696

Total	184,141	162,546	166,700	182,330	206,653

Direct investment in Italy
Netherlands	15,909	16,712	21,479	29,101	33,947
Luxembourg	12,134	12,618	14,665	16,663	20,364
United States	15,623	14,728	15,547	16,740	18,169
United Kingdom	14,501	14,075	17,791	19,854	21,543
France	16,181	16,354	17,014	18,358	21,715
Switzerland	15,757	14,730	14,767	16,317	17,038
Germany	10,053	9,541	11,024	10,677	12,967
Spain	968	897	1,022	1,448	4,083
Brazil	62	56	63	96	156
Belgium	2,149	2,211	2,368	2,488	1,679
Argentina	135	124	132	192	209
Sweden	2,504	2,329	2,371	2,493	2,570
Other	12,476	11,765	13,445	15,056	16,077

Total	118,452	116,140	131,688	149,483	170,517

(1)	Does not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Portfolio Investment.  Portfolio investment rose to a net surplus of €45.7 billion in 2005 from €28.3 billion in 2004 and €3.4 billion in 2003.

Net foreign portfolio investment by Italians reached its peak in 1999 at €121.5 billion, and following a steep decline in 2000, 2001 and 2002, was at €11.7 billion in 2004, reflecting a significant reduction in investment in foreign equity and debt securities. Net foreign portfolio investments by Italians increased back to €89.3 billion in 2005 reflecting higher investments in equity and debt securities in countries in the euro area. Net investment in Italian securities by foreign investors decreased in 2004 to €32.0 billion from €56.9 billion in 2003 due to lower investment in Italian public debt securities, partially offset by investments in equity securities and debt securities issued by companies other than banks. In 2005, net investment in Italian securities by foreign investors increased to €79.3 billion, principally as a result of investment in Italian public and private debt securities.

Other Investment.  In 2005 Italy recorded a deficit on “other investments” of €9.9 billion, compared to a deficit of €19.7 billion in 2004. The decrease in the deficit is primarily due to Italian banks, which recorded net inflows of €27 billion, compared to net outflows of €10.8 billion in 2004.

Errors and Omissions.  The amount recorded in the residual “Errors and Omissions” account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad. Errors and omissions amounted to a positive €1.2 billion in 2005, compared to a positive €2.4 billion in 2004.

Reserves and Exchange Rates

When on January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

		Yearly
		Average
Period	Period End	Rate(1)	High	Low
	(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1790	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3077	1.1667
2006	1.317	1.2630	1.3331	1.1826

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank

The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2001	2002	2003	2004	2005

Japanese Yen	108.8192	118.0825	131.7558	133.9083	137.3838
British Pound	0.6194	0.6298	0.6934	0.6793	0.6865
Swiss Franc	1.5088	1.4660	1.5236	1.5436	1.5543

(1)	Average of the reference rates for the last business day of each month in the period.

Source:  European Central Bank

In 2005, official reserves increased to €55.9 billion from 45.8 billion in 2004. In 2005, the annual contribution of the Bank of Italy to the reserves of the European Central Bank remained unchanged from 2004, at €7.3 billion.

The following table illustrates the official reserves of Italy as of December 31 in each of the years 2001 through 2005.

Official Reserves

	2001	2002	2003	2004	2005
	(Millions of euro)

Gold	24,732	25,764	26,042	25,348	34,279
SDRs(1)	337	103	123	106	(194)
Total position with IMF	3,647	3,726	3.289	2,719	1,490
Net foreign exchange	23,721	23,447	20,634	17,628	19,944

Total reserves	52,437	53,040	50,088	45,801	55,907

(1) Special Drawing Rights

Source: Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

PUBLIC FINANCE

The Budget Process

The Government’s fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.

In June or July of each year the Ministry of Economy and Finance presents to Parliament a planning document called the Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.

By September 30 of each year the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”) a document that shows programs, reforms and public finance targets for the next calendar year.

In the fourth quarter of each year the Government presents to Parliament its final budgetary package, which consists of the Legge di Bilancio (Budget Law) and the Legge Finanziaria (Annual Financial Law). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.

The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.

European Economic and Monetary Union

Under the terms of the Maastricht Treaty, member states participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:

•	a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission and the Council may consider an excess budget deficit resulting from a severe economic downturn to be exceptional if the excess results from a decrease in annual GDP or from an accumulated loss of output during a protracted period of very low annual GDP growth relative to its potential, taking into account all relevant factors including cyclical conditions, social and investment policies, fiscal consolidation efforts in “good times,” debt sustainability, public investment, the overall quality of public finances and the implementation of structural pension reforms (and their cost); and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and

Growth Pact (SGP). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit below a reference value of 3 per cent of GDP.

Under SGP regulations, Participating States are required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating member states are required to submit revised convergence programs every year. These programs, which cover a three to four-year period, are required to set forth:

•	projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures), and the adjustment path towards this objective;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•	the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects;

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:

•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the Council will examine whether the concerned Participating State pursues the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic good times. If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

This deposit may be increased in succeeding years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

Accounting Methodology

Italy historically has used two systems of accounting: state sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to those entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of those entities. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.

Transactions between state-owned joint stock companies and the Government are only included in state sector accounting or public sector accounting to the extent the Government is acting in its capacity as shareholder, for example through the receipt of dividends or the contribution of capital. See “— Government Enterprises.” Certain borrowings of these enterprises are guaranteed, either by operation of law or specific contractual arrangement, by the Government. See “Public Debt — General.”

Although Italy continues to use public sector and State sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.

ESA 95 National Accounts.  In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. In connection with revisions to the national accounting system implemented in December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain (2001 in most tables included in this document) component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document from and including 2001 differ from and are not comparable to data published in earlier documents filed by Italy with the SEC. The general government revenues and expenditure figures in this annual report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

Measures of Fiscal Balance

Italy reports its fiscal balance using two principal methods:

•	Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates. In 2003, the EU Commission changed the methods to be used to calculate structural net borrowing. Accordingly, 2002 structural net borrowing data is not directly comparable with that provided for subsequent years.

•	Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the period from 2001 through 2005.

Selected Public Finance Indicators 2001 through 2005

	2001	2002	2003	2004	2005
	(Millions of euro, except percentages)

General government expenditure(1)	600,842	613,983	647,888	666,676	687,291
General government expenditure, as a percentage of GDP	48.1%	47.4%	48.5%	48.0%	48.5%
General government revenues	562,341	576,898	601,852	619,024	629,117
General government revenues, as a percentage of GDP	45.0%	44.5%	45.1%	44.6%	44.4%
Net borrowing(1)	38,501	37,085	46,036	47,652	58,174
Net borrowing, as a percentage of GDP	3.1%	2.9%	3.4%	3.4%	4.1%
Primary balance(1)	40,263	34,434	22,478	18,101	6,375
Primary balance, as a percentage of GDP	3.2%	2.7%	1.7%	1.3%	0.4%
Public debt	1,357,376	1,367,169	1,392,285	1,442,994	1,510,826
Primary debt, as a percentage of GDP	108.7%	105.5%	104.3%	103.9%	106.6%

(1)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€1,600 million), 2002 (€10,800 million), 2003 (€2,700 million), 2004 (€4,500 million) and 2005 (€2,700 million).

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Net borrowing, however, was higher than the 3 per cent threshold set by the Maastricht Treaty in 2001, 2003, 2004 and 2005 and is forecasted to have continued to exceed this threshold in 2006. Following ten years of year on year reductions of public debt as a percentage of GDP, public debt increased from 103.9 per cent of GDP in 2004 to 106.6 per cent in 2005. The increase resulted from a number of factors including Italy’s decreasing primary surplus, lower receipts from privatizations and the low growth rate of Italy’s GDP. Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates.

The Council Recommendation to Italy Relating to its Excessive Government Deficit

On July 12, 2005, the Council performed an overall assessment of Italy’s economic situation pursuant to the Maastricht Treaty. The Council concluded that Italy’s exceeding of the 3 per cent reference value for budget deficit as a percentage of GDP in 2003 and 2004 was not due to unusual events beyond the control of Italian authorities, nor due to a severe and unpredictable economic downturn. Accordingly, the Council adopted a recommendation requiring that Italy’s excessive budget deficit be brought within the 3 per cent reference value.

Subsequently, the Council noted that, given Italy’s high debt-to-GDP ratio, high level of structural deficit and continuing economic slowdown, the adjustment path Italy was called to undertake would require a longer time than would otherwise be imposed under the terms of the Maastricht Treaty in order to ensure the adjustment did not prove economically counter-productive. Accordingly, the Council granted Italy an extension to 2007 to correct its budget deficit and set January 12, 2006 as the time limit for the necessary measures to be implemented, provided these resulted in a cumulative reduction in the structural budget deficit of at least 1.6 per cent of GDP over 2006 and 2007 relative to its level in 2005 (with at least half of this correction occurring in 2006).

On February 24, 2006, the Council performed an assessment of the actions taken by Italy in response to the above mentioned recommendation. Among other things, the Council acknowledged that Italy had set a budget deficit target of less than 3% and adopted corrective measures in the 2006 Budget Law that would ensure adequate progress towards correcting Italy’s excessive budget deficit within the time limits set by the Council. The Council noted, however, that the correction of Italy’s excessive budget deficit by the 2007 deadline and the reduction in Italy’s public debt-to-GDP ratio were subject to significant uncertainties as they assumed a full implementation of the measures in the 2006 Budget Law and favorable economic conditions. Accordingly, the Council concluded that no further steps in the excessive deficit procedure were needed at the time, even though the Commission would continue to closely monitor Italy’s budgetary developments in accordance with the Maastricht Treaty and the Stability and Growth Pact.

On October 23, 2006, Eurostat, the European Commission statistical authority, published a press release detailing government deficit and debt data for the years 2002 through 2005 transmitted by the 25 EU Member States to the Commission as part of the April 1 reporting round under relevant EU regulations. The press release included the following data for Italy:

	2002	2003	2004	2005
	(Millions of euro, except percentages)

Primary balance, as a percentage of GDP	2.7%	1.7%	1.3%	0.4%
Public debt	1,367,169	1,392,285	1,441,994	1,510,826
Public debt, as a percentage of GDP	105.6%	104.3%	103.9%	106.6%
Net borrowing	37,085	46,774	47,641	58,163
Net borrowing, as a percentage of GDP	2.9%	3.5%	3.4%	4.1%
GDP (nominal value)	1,295,226	1,335,354	1,388,870	1,417,241

Source:	Eurostat other than with respect to primary balance data, sourced from the Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

In a preceding press release, dated April 24, 2006, Eurostat had noted, with respect to Italy, that the increase in the deficits over 2002-2004 were related to benchmark revisions in national accounts and to updates of data sources, such as a downward revision of tax collection commissions on lotteries, a downward revision of the amounts obtained from tax amnesties and higher amounts of compensation for government employees than previously estimated.

The 2006 Stability and Growth Program

In December 2006 Italy presented the update to its stability and growth program for the period 2007-2011 (“2006 Stability Program”) to the Council of the EU and the EU Commission. The 2006 Stability Program is based on the 2007-2011 Program Document approved by Parliament in July 2006, the RPP for 2007 presented to Parliament on October 2, 2006 and Annual Financial Law approved in December 2005. The following table compares the principal finance indicators included in the stability and growth program for the period 2005-2009 (“2005 Stability Program”) and the 2006 Stability Program:

Comparative Table
2005 Stability Program and 2006 Stability Program Targets

	2005	2006	2007	2008	2009	2010	2011

Real GDP growth rate
2005 Stability Program	0.0	1.5	1.5	1.7	1.8
2006 Stability Program	0.0	1.6	1.3	1.5	1.6	1.7	1.7
Difference	0.0	0.1	(0.2)	(0.2)	(0.2)
Net Borrowing, as a % of GDP
2005 Stability Program	(4.3)	(3.5)	(2.8)	(2.1)	(1.5)
2006 Stability Program	(4.1)	(4.8)	(2.8)	(2.2)	(1.5)	(0.7)	0.1
Difference	0.2	(1.3)	0.0	(0.1)	0.0
Public Debt, as a % of GDP
2005 Stability Program	108.5	108.0	106.1	104.4	101.7
2006 Stability Program	106.6	107.6	106.9	105.4	103.5	100.7	97.8
Difference	(1.9)	(0.4)	0.8	1.0	1.8

Source:	2005 and 2006 Stability Programs

On March 14, 2006, the Council of the EU issued an opinion setting forth the following considerations with regard to the achievement of the budgetary targets set forth in Italy’s 2005 Stability Program:

•	Information available at the date of the Council’s opinion indicated that the growth projections underpinning Italy’s 2005 Stability Program were plausible throughout the period covered by the Program.

•	The 2005 Stability Program’s medium-term objective for the budgetary position is at an appropriate level and reflects the debt ratio and average potential output growth in the long term.

•	Budgetary outcomes could be worse than projected in the 2005 Stability Program. The Council noted that there are significant uncertainties regarding the implementation of the 2006 budget, in particular concerning the magnitude of expenditure savings. In addition, beyond 2006 the Program does not offer information on measures envisaged and may underestimate the magnitude of necessary fiscal correction. Therefore, correction of the excessive deficit by the 2007 deadline set by the Council crucially relies upon a full and effective implementation of the 2006 budget and the specification and implementation of substantial corrective measures for 2007.

•	The Council expressed concern with the pace of Italy’s debt reduction, noting that the evolution of the debt to GDP ratio could be less favorable than projected, given the risks to the budgetary targets mentioned above and uncertainty about the stock-flow adjustment. As a consequence of this risk assessment, in the Council’s view, a further strengthening of the budgetary position would be necessary to guarantee a sufficiently diminishing debt ratio towards the 60 per cent reference value established by the Maastricht Treaty.

•	Italy continues to be at medium risk with respect to long-term sustainability of its public finances. Italy’s past reforms, however, have helped to contain future increases in public expenditure and full implementation of these reforms, notably of the 2004 pension reform, will be crucial to obtain expected results. The currently high level of gross debt and weak budgetary position indicate the necessity for strong consolidation of public finances over the medium-term to reduce risks to public finance sustainability.

•	The 2005 Stability Program can be considered as consistent with a correction of the excessive deficit by 2007, subject to a full and effective implementation of the 2006 budget and the specification and adoption of further substantial measures for 2007.

In its opinion the EU Council invited Italy to:

•	achieve the structural efforts envisaged in the 2005 Stability Program for 2006 and 2007 in order to ensure the correction of the excessive deficit by 2007 in a credible and sustainable manner;

•	spell out the broad measures underlying the adjustment path in 2007 and the outer years of the Program and ensure that the adjustment towards the medium-term objective remains in line with the SGP requirements;

•	ensure that the debt-to-GDP ratio is declining towards the 60 per cent reference value established by the Maastricht Treaty at a more rapid pace, including by paying particular attention to factors other than net borrowing which contribute to the change in debt levels; and

•	improve the budgetary process by increasing its transparency and by an effective implementation of the past and new mechanisms to monitor, control and report expenditure.

The 2007-2011 Program Document

In July 2006 the Government finalized and presented to Parliament its 2007-2011 Program Document, which contemplates as its main objective achieving long-term economic growth in a stable economic environment.

Italy’s budget deficit was in excess of the three per cent threshold established by the Maastricht Treaty for the years 2001, 2003, 2004 and 2005, notwithstanding Italy’s recourse to extraordinary one-off measures aimed at containing its net borrowing increase. These measures included disposals of state-owned real-estate assets beginning 2001 and a tax amnesty implemented in 2003. One-off measures reduced Italy’s budget deficit by 1.5 per cent in 2002, 2.0 per cent in 2003, 1.5 per cent in 2004 and 1.3 per cent in 2005. Such measures, however, were entirely phased-out in 2006.

The 2007 — 2011 Program Document contemplates several structural reforms over the five year period aimed at relaunching productivity and increasing employment levels. In particular, the Italian government is committed to implementing a special plan to increase employment of women and young persons. Competitiveness and productivity will be increased through investment in innovation and research and through the modernizationof Italy’s administrative system, the improvement of its infrastructure and the adoption of tax measures aimed at cutting production costs, particularly labour costs.

•	Innovation and research (energy sector): To guarantee the security of energy supply, the government intends to encourage the diversification of primary energy sources and create new natural gas supply infrastructure facilities, such as gas pipelines and underground storage. To reduce dependency on foreign suppliers, the government will take steps to better exploit domestic resources and promote renewable energy sources on an industrial scale.

•	Modernisation of Italy’s administration: The Italian government intends to reduce the administrative burden on businesses and citizens by increasing cooperation among the central government, the regions and other local authorities. In addition, the Program Document provides for the construction of a secure, reliable multi-channel connectivity infrastructure, in order to expand e-government services.

•	Infrastructures: A major improvement of the existing infrastructures is intended to be achieved by developing infrastructures to connect Italy to the European TEN networks (an example of which is the TAV project) and by guaranteeing horizontal and vertical links between different parts of the country.

•	Tax: The government intends to reduce the difference between the cost of labour borne by employers and the net pay received by workers. Measures to achieve this reduction will focus principally on permanent forms of employment, in order to promote permanent employment contracts and reduce the number of unregistered workers.

The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the Program Document.

2007-2011 Program Document Objectives

	2007	2008	2009	2010	2011

GDP (% real growth rate)	1.2	1.5	1.6	1.7	1.7
Unemployment rate(%)	7.5	7.4	7.2	7.0	6.7
Net borrowing, as a percentage of GDP	2.8	2.2	1.6	0.8	0.1
Primary balance, as a percentage of GDP	2.1	2.7	3.4	4.1	4.9
Public debt, as a percentage of GDP	107.5	107.0	105.1	102.6	99.7
Structural budget surplus/(net borrowing), as a percentage of GDP	(2.2)	(1.7)	(1.1)	(0.5)	0.3
Structural (net borrowing), net of one-off measures, as a percentage of GDP	(2.8)	(2.2)	(1.6)	(0.8)	(0.1)
Structural primary balance, as a percentage of GDP	2.7	3.2	3.8	4.5	5.2
Structural primary balance, net of one-off measures, as a percentage of GDP	2.6	3.1	3.8	4.5	5.2

Source:	2007-2011 Program Document.

The Program Document targets real GDP growth of 1.5 per cent in 2007, which is the same growth percentage targeted in the 2006-2009 Program Document. It also targets annual budget deficit reductions with the budget deficit as a percentage of GDP decreasing from 2.8 per cent in 2007 to 0.1 per cent in 2011. The targeted reductions in budget deficits in the 2007-2011 Program Document are more ambitious than those set forth in the 2006-2009 Program Document. This reflects higher targets for primary surplus as a percentage of GDP, increasing from 2.1 per cent in 2007 to 4.9 per cent in 2011, in the 2007-2011 Program Document, compared to targets of 1.8 per cent for 2007 and 3.0 per cent in 2009 in the 2006-2009 Program Document.

The objectives set forth in the Program Document are based on assumptions relating to future economic developments, including international economic trends, and may therefore not be realized.

Revenues and Expenditures

The following table sets forth general government revenues and expenditures and certain other key public finance measures for the five years ended December 31, 2005. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP. See “— Privatization Program.”

General Government Revenues and Expenditures

	2001(1)	2002	2003	2004	2005
	(Millions of euro, except percentages)

Expenditures
Current expenditures	548,765	567,051	590,828	612,180	630,241
of which
Total consumption	227,693	238,456	250,382	262,244	272,669
of which
Wages and salaries	131,647	137,621	144,749	149,609	155,533

Cost of goods and services	96,046	100,835	105,633	112,635	117,136
Interest expense	78,764	71,519	68,514	65,753	64,549
Production grants	15,156	14,450	14,213	14,533	13,201
Social services	202,332	214,078	224,485	234,627	241,692
Other current expenditures	24,820	28,548	33,234	35,023	38,130
Capital expenditures(2)	52,077	46,932	57,060	54,496	57,050
Investments	29,630	22,468	32,778	33,276	33,499
Investment grants	16,891	18,440	19,463	17,728	18,909
Other capital expenditures	5,556	6,024	4,819	3,492	4,642

Total expenditures	600,842	613,983	647,888	666,676	687,291

as a percentage of GDP	48.1%	47.4%	48.5%	48.0%	48.5%
Revenues
Current revenues	558,872	571,231	579,562	607,301	623,153
of which
Tax revenues	360,950	364,728	365,515	380,798	390,911
of which
Direct taxes	183,998	179,554	178,745	185,400	189,052
Indirect taxes	176,952	185,174	186,770	195,398	201,859
Social security contributions	153,823	161,275	168,776	176,550	182,416
Revenues from capital	8,142	8,249	8,087	7,477	8,118
Other current revenues	35,957	36,979	37,184	42,476	41,708
Capital revenues	3,469	5,667	22,290	11,723	5,964

Total revenues	562,341	576,898	601,852	619,024	629,117

as a percentage of GDP	45.0%	44.5%	45.1%	44.6%	44.4%
Current surplus/(deficit)	10,107	4,180	(11,266)	(4,879)	(7,088)
as a percentage of GDP	0.8%	0.3%	(0.8)%	(0.4)%	(0.5)%
Net borrowing	38,501	37,085	46,036	47,652	58,174
as a percentage of GDP	3.1%	2.9%	3.4%	3.4%	4.1%
Primary balance	40,263	34,434	22,478	18,101	6,375
as a percentage of GDP	3.2%	2.7%	1.7%	1.3%	0.4%
GDP (nominal value)	1,248,648	1,295,226	1,335,354	1,388,870	1,417,241

(1)	The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitizations transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures presented in the table above take into account the effects of the Eurostat decision.

(2)	Includes revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€1,600 million), 2002 (€10,800 million), 2003 (€2,700 million), 2004 (€4,500 million), and 2005 (€2,700 million).

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

General government expenditures and revenues have increased in each of the last five years and are expected to increase in 2006. General government expenditures rose by 3.1 per cent in 2005, compared to 2.9 per cent in 2004. Higher expenditure growth in 2005 was principally due to higher wages and salaries and costs of goods and services, which collectively accounted for 19.2 per cent of GDP in 2005, compared to 18.9 per cent in 2004, as well as higher social services expenditures, which accounted for 17.1 per cent of GDP in 2005 compared to 16.9 per cent in 2004.

General government revenues grew at a slower rate than general government expenditure in 2005 (2.7 per cent) and 2004 (2.8 per cent). Current revenues grew by 2.6 per cent in 2005, compared to 4.8 per cent in 2004, primarily due to lower growth in tax revenues and a decrease in capital revenues compared to 2004.

Italy’s current account registered a deficit in 2003, following four years of steadily declining current account surplus, principally due to faster growth of wage and salaries, costs of goods and services and expenditures from social security services, compared to receipts from taxes and social security contributions. Italy’s current account deficit increased to €7.1 billion in 2005 from €4.9 billion in 2004, principally due to a slowdown in the growth of tax receipts compared to expenditures attributable to wage and salaries and costs of goods and services, and a slowdown in the growth of social security contributions compared to the growth of expenditures from social security services.

Expenditures

Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.

Social Services.  Social Services includes expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”), provides similar services.

Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. The following are the principal reforms to the Italian pension system since 1992:

•	Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.

•	In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual’s pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The

Government, however, continues to provide welfare and disability pensions. Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.

•	In July 2004, Parliament enacted legislation to further reform Italy’s pension system. The reform, which will take effect in 2008, will further raise the retirement age and increase minimum contribution periods required to qualify for early retirement pension and old age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seek additional pension benefits through contributions to private funds. The reform also will substantially delay end-of-employment payments.

Key 2004 Pension Reforms

Requirement to Qualify for:
	Early Retirement Pension	Old-Age Pension

2004	(a) 57 years of age and 35 years of contributions; or (b) 38 years of contributions, regardless of age	(a) 57 to 65 years of age and 5 years of contributions; or (b) 40 years of contributions, regardless of age
2005-2007	(a) 57 years of age and 35 years of contributions, or (b) 38 years of contributions, regardless of age, increasing to 39 years of contributions in 2006 and 2007	Unchanged
2008-2009	(a) 60 years of age and 35 years of contributions, or (b) 40 years of contributions, regardless of age	(a) 65 years of age for men (60 for women) and 5 years of contributions; or (b) 60 years of age and 35 years of contributions; or (c) 40 years of contributions, regardless of age
2010-2013	(a) 61 years of age and 35 years of contributions, or (b) 40 years of contributions, regardless of age	(a) 65 years of age for men (60 for women) and 5 years of contributions; or (b) 61 years of age and 35 years of contributions; or (c) 40 years of contributions, regardless of age
From 2014	(a) 62 years of age and 35 years of contributions or (b) 40 years of contributions, regardless of age	(a) 65 years of age for men (60 for women) and 5 years of contributions; or (b) 62 years of age and 35 years of contributions; or (c) 40 years of contributions, regardless of age

Expenditures for social services grew by 3.0 per cent in 2005, compared to 4.5 per cent in 2004 and 4.9 per cent in 2003. As a percentage of GDP, social services expenditures decreased to 17.1 per cent in 2005 from 17.3 per cent in 2004 and 2003.

Expenditures for public health and public education.  Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. As a result of the renegotiation of contracts with general practitioners and pediatricians, public health care expenditures grew by 4.9 per cent in 2005, to 2.8 per cent of GDP compared to 2.7 per cent of GDP in 2004.

Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. Public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. In March 2003, the Government implemented a major reform of the education system (referred to as “Riforma Moratti”), which, among other things, increased the number of years of compulsory education from ten to twelve and created a tutoring program in order to provide additional assistance to students during the entire course of their scholastic career.

Compensation of public employees.  As a percentage of GDP, compensation of public employees increased to 11.0 per cent in 2005 from 10.8 per cent in 2004. Compensation of public employees increased by 4.0 per cent in 2005 compared to 3.4 per cent in 2004, due to the renegotiation and subsequent renewal of certain collective bargaining agreements. The number of public employees remained substantially unchanged in 2004 and 2005.

Interest payments.  Interest payments by the Government declined by €1.2 billion in 2005, after declining by €2.8 billion and €3.0 billion in 2004 and 2003, respectively. The ratio of interest payments to GDP has fallen from 12.1 per cent in 1993 to 5.1 per cent in 2003, 4.7 per cent in 2004 and 4.6 per cent in 2005.. Average interest rates decreased from 5.2 per cent in 2002 to 4.7 per cent in 2004 and to 4.6 per cent in 2005, mainly as a result of the repayment of bonds with higher coupons issued between 1990 and 1995. The average gross rate on BOTs fell from 5.1 per cent in October 2000 to 1.9 per cent in June 2003, and rose to 2.1 per cent at the end of 2003 and 2004. It remained substantially stable at 2.1 per cent throughout the first ten months of 2005, rising to 2.5 per cent at the end of that year. Similarly, the gross yield on ten-year domestic bonds fell from 5.7 per cent in September 2000 to 3.7 per cent at June 2003 and rose to 4.4 per cent at the end of 2003. It remained stable at 4.4 per cent until June 2004, then fell to 3.5 per cent at the end of 2005.

Revenues

Taxes.  Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2004, the maximum individual tax rate was 45 per cent and the maximum corporate tax rate was 33 per cent. In 2005, the maximum individual tax rate was reduced to 43 per cent and the maximum corporate tax rate remained unchanged at 33 per cent.. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years.

VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20 per cent, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.

Italy’s fiscal burden, which is the aggregate of direct and indirect taxes and social security contributions as a percentage of GDP, after falling from 41.4 per cent in 2003 to 40.7 per cent in 2004, remained substantially unchanged at 40.6 per cent in 2005 as a reduction in capital gains taxes was almost entirely offset by an increase in indirect taxes and social security contributions.

The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2005.

Composition of Tax Revenues(1)

	2001	2002	2003	2004	2005
	(Millions of euro)

Direct taxes(1)
Personal income tax	120,931	120,204	124,238	127,689	132,608
Corporate income tax	32,521	29,651	29,022	28,073	33,688
Investment income tax	11,363	10,598	8,543	7,914	8,875
Other(2)	12,745	9,860	15,796	18,640	4,401
Total direct taxes	177,560	170,313	177,599	182,316	179,572

Indirect taxes(1)
VAT	91,515	93,881	96,177	100,051	105,536
Other transaction-based taxes	14,518	16,499	15,789	18,176	17,953
Production taxes	24,586	24,667	26,087	24,906	26,353
Tax on State monopolies	7,305	7,685	7,770	8,502	8,511
National Lottery	7,722	8,858	6,839	14,658	12,343
Others	1,988	2,003	5,144	3,167	2,104
Total indirect taxes	147,634	153,593	157,806	169,460	172,800

Total taxes	325,194	323,906	335,405	351,776	352,372

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures”, primarily because the “Composition of Tax revenues” table is prepared on the basis of State sector (cash basis) accounting criteria while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

Source:	Annual Report of the Bank of Italy (May 2006) for the year ended December 31, 2005.

IRAP Dispute.  In November 2003, the Regional Tax Court of Cremona (Commissione Tributaria Provinciale di Cremona) instituted a proceeding before the European Court of Justice (ECJ), referred to as the IRAP case, requesting that the ECJ issue a preliminary ruling in the case of Banca Popolare di Cremona Soc. Coop.a.r.l. v. Agenzia Entrate Ufficio di Cremona on the question of whether Italy’s regional tax on production (Imposta Regionale sulle Attivitá Produttive or IRAP) is incompatible with the EU’s prohibition of national turnover taxes other than VAT, as set forth by article 33 of Sixth Council Directive 77/388/EEC of May 17, 1977, as subsequently amended (the “Sixth Directive”). IRAP was introduced in 1998 in connection with Italy’s regional devolution program. IRAP receipts are reflected in indirect taxes in the “General Government and Revenues” table set forth above and totaled €32.1 billion, €33.6 billion, €33.4 billion and €36.0 billion in 2002, 2003, 2004 and 2005, respectively. They are collected by the Italian government on behalf of Italy’s regions and they represent one of the principal sources of funding of regional expenditures.

In March 2005 and 2006, EU advocates general opined before the ECJ that IRAP possessed the essential features of VAT and therefore should be ruled to be incompatible with VAT and the Sixth Directive. Italy’s position was that IRAP does not violate the EU’s prohibition on national turnover taxes other than VAT.

On October 3, 2006, the ECJ finally resolved that IRAP is compatible with EU law since it cannot be considered as a turnover tax within the meaning of article 33 of the Sixth Directive. In particular, the ECJ stated that IRAP differs from VAT in that (i) it is not proportional to the price of goods and services and (ii) it is not intended to be passed on to the final consumer in a way characteristic of VAT.

VAT Deductibility Dispute.  On March 21, 2005, the Tax Court of First Instance of Trento (Commissione Tributaria di Primo Grado di Trento) instituted a proceeding before the ECJ, requesting a preliminary ruling in the proceedings between Stradasfalti Srl and Agenzia Entrate Ufficio Trento clarifying within which limits and under what conditions member states may introduce exceptions to the right of persons conducting certain economic activities (e.g. freelance professionals) to deduct VAT on transactions relating to specific goods and services, as provided by the EU Sixth Directive on the harmonization of the laws of the member states relating to turnover taxes. Article 17(7) of the Sixth Directive provides that member states may — subject to a previous consultation of a specific EU advisory committee, the “VAT Committee” — totally or partially exclude certain goods from the system of VAT deductions for “cyclical economic reasons”.

On September 14, 2006, the ECJ ruled that Italy’s law on the non-deductibility of VAT on acquisitions of goods and services related to motor vehicles and on the acquisition of fuel and lubricants, which has been in force since 1979, violated the Sixth Directive’s provisions. In the Court’s opinion, this limitation was implemented by Italy without previously consulting the above mentioned VAT Committee and cannot be viewed as a measure introduced for cyclical economic reasons due to its existence since 1979.

Immediately following this decision, Law Decree no. 258/2006 was implemented by the Italian Government on September 15, 2006, entitling people who purchased and imported motor vehicles, fuel and lubricants until September 13, 2006 to present a request to the Italian Revenue Agency for the reimbursement of the relevant amounts paid as VAT in connection with such transactions. On September 30, 2006, the Italian Ministry of Economy and Finance presented an update to its 2007-2011 Program Document, estimating that the ECJ’s judgment will cause a decrease in public tax returns of approximately €3.7 billion in 2006 and a tax burden of approximately €13.4 billion for the VAT reimbursements relating to the period 2003-2005. The Ministry of Economy and Finance also estimated that net borrowing as a percentage of GDP will grow to 4.8 per cent in 2006, from the previously expected 3.6 per cent.

Government Enterprises

The following chart summarizes, certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

Principal Government Enterprises(1)

		Per cent of
		Government		Total	Total
		Ownership as of		Assets	Liabilities	Net Profit (Loss)
		June 30,		At December 31,		As of December 31,
Company	Industry Sector	2006		2005	2005	2003	2004	2005
				(Millions of euro)

Alitalia Linee Aeree Italiane S.p.A.	Airline	49.9%		4,962	3,499	(520)	(812)	(153)
Cassa Depositi e Prestiti	Banking/Financial Services	70.0%		138,000	132,245	NA	286	928
ENEL S.p.A.	Electricity/Utility	31.5	%(2)	50,502	31,086	2,509	2,706	3,895
ENI S.p.A.	Energy	30.3	%(2)	83,850	44,633	5,585	7,274	9,247
Ferrovie dello Stato S.p.A	Railroads	100.0%		97,695	59,156	31	(125)	(465)
Poste Italiane S.p.A.	Post	100.0	%(2)	68,549	66,614	NA	292	349
Finmeccanica S.p.A.	Aerospace/Defense	34.0%		21,877	17,279	199	526	396
RAI Holding S.p.A.	Broadcasting	99.6%		2,677	1,882	82	82	23

(1)	Percentages refer to the holding company (S.p.A.), while financial data is presented on a consolidated basis.

(2)	Including shares indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A. In December 2003 the Treasury transferred shares representing 10.17 per cent of ENEL, 10 per cent of ENI and 35 per cent of Poste Italiane to Cassa Depositi e Prestiti (“CDP”), a wholly owned entity with historical responsibility for promoting local development and managing postal savings instruments, in exchange for the transfer by CDP to the Treasury of approximately €11 billion. These transfers were part of a series of transactions that included the conversion of CDP into a joint stock company, the further assumption by the Treasury of a portion of CDP’s assets and liabilities, and the subsequent sale by the Treasury of a 30 per cent minority stake in CDP to 65 Italian banking foundations for an aggregate consideration of €1.1 billion.

Source:	Ministry of Economy and Finance

Finmeccanica is Italy’s second largest manufacturer in the aerospace and defense sector. Due to Finmeccanica’s involvement in the defense sector, the Government has maintained a significant interest in the share capital of the company through the Ministry of Economy and Finance, has retained a golden share, and has limited the maximum ownership of any other shareholder to 3 per cent.

Alitalia, Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Following a capital increase in December 2005, the Ministry of Economy and Finance’s stake decreased to 49.9 per cent. In January 2007, the Government announced that it intended to sell shares representing at least 30.1% in the company and all of Alitalia’s convertible bonds owned by the Ministry of Economy and Finance. Amongst the eleven indications of interest received by the Ministry, five bidders were admitted to the next phase of the privatization process, which are required to present preliminary non binding offers by the first half of April.

Privatization Program

Privatizations managed by the Italian Treasury.  Since 1994, the Treasury has carried out a number of privatizations in the financial institution and telecommunications sector and of integrated oil companies and electricity utilities. Based on Treasury data, from February 1994 to December 2006 the Government raised approximately €153 billion (including revenues from the IR-Fintecna disposal program), making the Italian privatization program one of the largest privatization programs in Europe.

The Italian Treasury currently holds majority or controlling interests in 26 public companies. Italy will continue to rely on proceeds from privatizations, state-owned real estate disposals and securitizations to reduce public debt as a percentage of GDP and achieve the targets set out in its 2007-2011 Program Document.

The table below illustrates the principal Italian privatizations since 1994 that generated proceeds of over €96 billion.

Principal Privatizations Managed Directly by the Italian Treasury
(from 1994 to June 2006)

				Gross	Percentage of
				Proceeds in	Capital
Company Name	Industry Sector	Offer Date	Offering Type	Millions of Euro	Disposed of

IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	47.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.48
INA	Insurance	Oct 1995	Private Placement	871	18.37
ENI	Oil	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Exchangeable	1,684	31.08
ENI	Oil	Nov 1996	Public Offer	4,586	16.19	(1)
ENI	Oil	July 1997	Public Offering	6,833	18.21	(1)
Telecom Italia	Telecom	Nov 1997	Public Offer /Private Placement	11,818	29.18
Seat	Publishing	Nov 1997	Competitive Bidding	854	44.74
ENI	Oil	July 1998	Public Offer	6,712	15.20	(1)
BNL	Banking	Sept/Dec 1998	Public Offer /Private Placement	3,464	68.25
ENEL	Utility	Nov 1999	Public Offer	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade Sale	2,037	100.00
Banco di Napoli	Banking	Nov 2000	Government Tender in Public Offer	494	16.16
ENI	Oil	Feb 2001	Competitive Bidding	2,721	5.00
Telecom Italia	Telecom	Dec 2002	Private Placement /Trade Sale	1,434	2.67
ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60
Cassa Depositie Prestiti	Banking/Financial Serviced	Dec 2003	Private Placement	1,050	30.00
Ente Tabacchi Italiani	Manifacturing	Dec 2003	Public Offer	2,325	100.00
ENEL	Electricity	Oct 2004	Public Offer	7,636	19.31
ENEL	Electricity	July 2005	Public Offer	4,101	9.42

(1)	Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.

Source:	Ministry of Economy and Finance

Italy’s legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales, and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.

Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato), prior to their use for the purchase or repayment of outstanding Treasury securities.

The original purpose of the privatization program was to reduce the level of direct Government ownership; thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.

The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1993, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. Between 1991 and 2005, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to 49 per cent, having reached a peak of 70 per cent in 2000. At December 31, 2005 total market capitalization was €677 billion, up from €569 and €487 billion as of December 31, 2004 and 2003, respectively.

Privatizations managed by IRI.  IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.6 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €6.2 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation IRI made advance payments to the Ministry of Economy and Finance amounting to €8.0 billion in 2000 and €3.0 billion in 2001. On November 30, 2002, IRI merged into Fintecna S.p.A.

Major Privatizations Managed Directly by IRI in the Period 1999-2001

				Gross Revenue	Percentage
				in Millions	of Capital
Company Name	Industry Sector	Offer Date	Offer Type	of Euro	Disposed of

Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data.

Government Real Estate Disposal Program

The Government plans to dispose of real estate assets to reduce costs associated with owning those assets and to further reduce State debt. In September 2001, the Government approved new legislation to accelerate its real estate disposal program. The program was extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. Pursuant to Eurostat methodology, the €2.1 million in proceeds received at that time have been amortized in Italy’s ESA 95 National Accounts over the three-year period 2002-2004. The Government completed its second real estate securitization transaction in December 2002, raising proceeds of €6.6 billion. In December 2004 and December 2005 the Government disposed of additional real estate assets through sales to two real estate investment funds, raising proceeds of €3.3 billion and €600 million in 2004 and 2005, respectively.

PUBLIC DEBT

General

The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See “Public Finance — The Budget Process.” The Annual Financial Law sets a gross limit on issuances of Treasury securities other than Buoni Ordinari del Tesoro or BOTs, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy’s public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.

The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.

The following table summarizes Italy’s public debt as at December 31 in each of the years 2001 through 2005, including debt represented by Treasury securities and liabilities to holders of postal savings.

Public Debt

	2001	2002	2003	2004	2005
	(Millions of euro)

Debt incurred by the Treasury:
Short term bonds (BOT)(1)	113,810	113,740	119,645	118,750	117,806
Medium and long term bonds (initially incurred or issued in Italy)	948,244	946,535	952,084	979,506	1,006,589
External bonds (initially incurred or issued outside Italy)(2)	79,795	81,201	84,147	85,262	87,799

Total Treasury Issues	1,141,849	1,141,476	1,155,876	1,183,518	1,212,194
Postal savings(3)	129,532	138,301	79,539	74,754	70,578
Debt incurred by:
FS bonds and other debt(4)	6,932	4,889	3,408	1,753	1,744
ANAS bonds and other debt(5)	900	384	218	52	—
Other State sector entities(6)(7)	24,117	25,117	69,733	94,012	127,290
Other general government entities(7)	54,046	57,002	87,111	88,905	99,021

Total public debt	1,357,376	1,367,169	1,392,285	1,442,994	1,510,826
as a percentage of GDP	108.7%	105.5%	104.3%	103.9%	106,6%
Treasury accounts(8)	(21,559)	(21,275)	(13,253)	(15,831)	(14,535)

Total public debt net of Treasury accounts	1,335,889	1,345,984	1,379,237	1,427,285	1,496,291

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.

(2)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)	Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of Cassa Depositi e Prestiti (“CDP”) into a joint stock company in 2003 (Cassa Depositi e Prestiti S.p.A.), the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail below.

(4)	Includes FS bonds, which are securities issued by Ferrovie dello Stato S.p.A., or FS, the State railway entity and other debt incurred by FS and assumed by the Treasury by law in 1996.

(5)	Includes ANAS (Azienda Nazionale Autonoma delle Strade) bonds, which are securities issued by ANAS S.p.A. (the state owned entity in charge of road maintenance and construction), the State Road Board and other debt incurred by ANAS.

(6)	Includes loans and securities issued by certain entities, loans refunded by the central Government and loans granted CDP to the local governments. All indebtedness included in this line item is net of Treasury securities owned by such entities. The indebtedness of Infrastrutture S.p.A., in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. Furthermore, this line item includes both postal deposits held by the new Cassa Depositi e Prestiti S.p.A. and other deposits held at the Ministry of Economy and Finance on behalf of public companies not belonging to the public sector.

(7)	The increase in debt of “other State sector entities” and “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail below.

(8)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source:	Ministry of Economy and Finance, based on the data contained in the “Reporting of Government Deficits and Debt Levels” of September 2006

Italy’s debt-to-GDP ratio decreased from 121.5 per cent of GDP in 1994 to 106.6 per cent of GDP in 2005, principally due to the following factors:

•	Italy’s privatization program, through which, based on Treasury data, from February 1994 to December 2006, the Government raised approximately €153 billion (including revenues from the IRI — Fintecna disposal program), making the Italian privatization program one of the largest in Europe;

•	in the second half of the 1990s, the growth of Italy’s primary balance and a reduction in Italy’s interest expense;

•	certain securitization transactions, which resulted in receipts of €31.5 billion in the period from 1999 to 2005;

•	the conversion of Cassa Depositi e Prestiti into a joint stock company in 2003 described below, which at the time reduced Italy’s debt-to-GDP ratio by 0.8 per cent; and

•	the exchange of BTPs between the Ministry of Economy and Finance and the Bank of Italy in 2002 described below, which at the time resulted in a 1.8 per cent reduction of Italy’s debt-to-GDP ratio.

Italy’s debt-to-GDP ratio increased from 103.9 per cent in 2004 to 106.6% in 2005 due to a mix of factors including, Italy’s decreasing GDP growth, its decreasing primary balance, lower receipts from privatizations and the absence of extraordinary transactions aimed at reducing Italy’s public debt. Based on Italy’s 2007-2001 Program Document, debt-to-GDP is expected to rise further to 107.6 per cent in 2006 and gradually decrease to 97.8 per cent in 2011, principally as a result of the expected improvement in Italy’s primary balance.

Conversion of Cassa Depositi e Prestiti.  On December 5, 2003, the Ministry of Economy and Finance issued a Decree pursuant to which Cassa Depositi e Prestiti (“CDP”), an administrative entity with historical responsibility for promoting local development, including lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30% stake in CDP to 65 Italian banking foundations.

From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:

•	the Ministry of Economy and Finance assumed €101 billion of CDP’s postal bonds and accounts, shown in the table above as “Postal Savings”. Prior to December 2003, Italy accounted for CDP’s entire postal savings liabilities under “Postal Savings”;

•	the remaining CDP obligations in respect of postal savings (amounting approximately to €73 billion) ceased to be accounted for as a portion of public debt; and

•	loans totaling €28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities (shown in the table above under “other general government entities”) or in the debt of central government, when it was fully committed to the refunding (“other State sector entities” in the table above). The increase in debt of “other State sector entities” and “other general government entities,” shown in the table above, is largely the result of this recharacterization.

Exchange of BTPs with the Bank of Italy.  The Ministry of Economy and Finance issued to the Bank of Italy €15.4 billion of BTPs with interest rates ranging from 5.0 per cent to 6.5 per cent and maturing between 2012 and 2031 in exchange for €39.4 billion of outstanding 1.0 per cent BTPs maturing between 2014 and 2044 issued in 1993. The average maturity of public debt decreased to 5.56 years at December 31, 2002 due principally to this bond exchange with the Bank of Italy on December 31, 2002.

Public Debt Management.  Debt management continues to be geared towards lengthening the average maturity of public debt, which increased from 5.73 years at December 31, 2000 to 6.56 years at December 31, 2005.

The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one third. This proportion of fixed-rate securities to floating rate and short-term securities, which was achieved in 2000, has remained substantially unchanged.

The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS S.p.A. (Azienda Nazionale Autonoma delle Strade) and debt incurred by other state sector entities, other general government entities and other liabilities reclassified as general Government debt pursuant to Eurostat rulings.

Total Treasury Issues

	March 30,	June 30,	September 30,
	2006	2006	2006
	(Millions of euro)

Short term bonds (BOT)	136,250	142,803	135,333
Medium and long term bonds (initially issued in Italy)	1,021,144	1,050,189	1,053,895
External bonds (initially issued outside Italy)(1)	87,113	85,629	86,987

Total Treasury issues	1,244,507	1,278,620	1,276,215

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and is not directly comparable to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2005,” incorporated by reference herein (see page 76 below), and in the table “External Bonds of the Treasury as of December 31, 2005” below, which do not take into account (i) the effect of currency swaps and (ii) FS debt incurred outside Italy.

Source:	Ministry of Economy and Finance

Summary of Internal Debt

Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy’s total internal public debt as at December 31, 2005 was €1,491,344 million, an increase of €94,076 million from December 31, 2004. The following table summarizes the internal public debt as at December 31 in each of the years 2001 through 2005.

Internal Public Debt

	2001	2002	2003	2004	2005
	(Millions of euro)

Debt incurred by the Treasury:
Short Term Bonds (BOT)(1)	113,810	113,740	119,645	118,750	117,804
Medium and Long Term Bonds
CTZ(2)	48,577	59,193	52,636	45,603	43,184
CCT(3)	228,214	215,470	197,540	197,435	198,663
of which:
Floating rate	228,214	215,470	197,540	197,435	198,663
CTE(4)
BTP(5)	671,453	671,872	691,705	707,890	716,708
BTP€i(6)	—	—	10,203	28,578	48,034

Total	1,062,054	1,060,275	1,071,729	1,098,256	1,124,393
Postal bonds(7)	73,387	77,250	57,522	53,094	45,950
Postal accounts(7)	70,302	76,665	46,445	67,991	100,266
FS bonds and loans(8)	2,065	1,032	1,032	0	0
ANAS bonds and loans(9)	384	384	218	52	0
Other State sector entities(10)	22,664	24,099	68,619	93,336	126,644
Other general government entities(11)	46,893	49,458	79,388	84,537	94,090

Total internal public debt	1,277,749	1,289,163	1,325,263	1,397,266	1,491,342
Treasury accounts(12)	(21,487)	(21,185)	(13,048)	(15,709)	(14,535)

Total internal public debt net of Treasury account	1,256,262	1,267,978	1,312,215	1,381,557	1,476,807

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	CTEs (Certificati del Tesoro denominated in ECU) were CCTs issued in ECU.

(5)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(6)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(7)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties, and “Postal Accounts”, are demand, short-and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “Debt — General.”

(8)	Includes FS bonds and other debt incurred by FS and assumed by the Treasury by law in 1996.

(9)	Includes ANAS bonds and other debt incurred by ANAS.

(10)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(11)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad. The increase in debt of “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail above under “Debt — General.”

(12)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source:	Ministry of Economy and Finance

The following table divides the internal public debt into floating debt and funded debt as at December 31 in each of the years 2001 through 2005. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	2001	2002	2003	2004	2005
	(Millions of euro)

Floating internal debt(1)	113,613	121,656	95,099	114,741	146,071
Funded internal debt	1,164,136	1,167,507	1,230,164	1,282,525	1,345,271

Total internal public debt	1,277,749	1,289,163	1,325,263	1,397,226	1,491,342

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source:	Ministry of Economy and Finance

Italy reduced the ratio of short-term bonds to total debt issued from 23.2 per cent in 1994 to 9.16 per cent in 2000. This ratio has remained stable at approximately 10 per cent in the five years to December 31, 2005. Italy reduced the ratio of CCTs to total debt issued from approximately 20 per cent in 2001 to 16 per cent in 2005. The ratio of BTPs to total debt issued increased from approximately 55 per cent in 2001 to 59 per cent in 2005.

Summary of External Debt

External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2005 was €95,120 million, an increase of €3,062 million from December 31, 2001.

The following table summarizes the external public debt as at December 31 in each of the years 2001 through 2005.

External Public Debt

	2001	2002	2003	2004	2005
	(Millions of euro)

External Treasury Bonds(1)	79,795	81,201	84,147	85,262	87,798
FS bonds and loans(2)	4,867	3,857	2,376	1,753	1,774
ANAS bonds	516	—	—	—	—
Other State sector entities	1,453	1,018	814	676	646
Other general government entities	7,153	7,544	7,723	4,368	4,931

Total external public debt	93,784	93,620	95,060	92,059	95,119

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy’s $10 billion Commercial Paper program are repaid in full every year by year-end.

(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

Source:	Ministry of Economy and Finance

The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 in each of the years 2001 through 2005. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. The US$ amount shown below includes US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	2001	2002	2003	2004	2005
	(Millions)

Euro	25,310	21,753	21,354	20,328	20,965
British Pounds	2,505	2,005	2,605	2,855	2,750
Swiss Francs	6,800	7,800	8,800	9,800	10,500
U.S. Dollars	30,866	38,591	45,675	49,589	51,500
Japanese Yen	1,475,000	1,475,000	1,325,000	1,225,000	1,000,000
Norwegian Kroner	—	2,000	4,000	4,000	4,000
Australian Dollars	—	—	—	1,000	1,000

Source: Ministry of Economy and Finance

Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US $76 billion by issuing bonds denominated in euro and currencies other than euros during the period 2001 through 2005. As of December 31, 2005, external debt accounted for approximately 6.3 per cent of total public debt, compared to 6.9 per cent at December 31, 2001. As of December 31, 2005, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 5.1 per cent and 2.2 per cent of total Treasury bonds, respectively.

Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1933, a US$40 billion Medium-Term Note Program established in 1998 and a $10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003.

Debt Service

The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2005 was as follows:

				2014
	2006	2007	2008-2013	and After
	(Millions)

Euro	2,000	3,296	4,490	11,180
British Pounds	—	—	—	2,750
Swiss Francs	2,000	1,000	5,500	2,000
U.S. Dollars	15,000	5,300	21,700	9,500
Japanese Yen	200,000	—	350,000	450,000
Norwegian Kroner	—	—	2,000	2,000
Australian Dollars	—	—	1,000	—

Source:	Ministry of Economy and Finance

Debt Record

Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1)
as of December 31, 2005

	Interest	Maturity	Outstanding
Security	Rate	Date	Principal Amount
	(Millions of euro)

BOT (3 months)	various	various	3,500
BOT (6 months)	various	various	42,305
Postal accounts	floating	none	100,266

Total floating internal debt of the Treasury			146,071
Treasury accounts	floating	none	(14,535)

Total floating internal debt net of Treasury accounts			131,536

Funded Internal Debt of the Treasury(1)
as of December 31, 2005

	Interest	Maturity	Outstanding
Security	Rate (%)	Date	Principal Amount
	(Millions of euro)

BOT (12 months)	various	various	71,999
CTZ	various	various	43,184
CCT	various	various	198,663
BTP	various	various	716,708
BTP€i	various	various	48,034

Total funded internal debt of the Treasury			1,078,558

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source:	Ministry of Economy and Finance

External Bonds of the Treasury
as of December 31, 2005

The table “External Bonds of the Treasury as of December 31, 2005,” page 89 to 92 of Exhibit (d) of the Annual Report on Form 18-K for the year ended December 31, 2004, filed April 10, 2006, is incorporated by reference in this Annual Report.

External Bonds of the Treasury
As of September 30, 2006

The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2006.

					Original	Principal
Currency / Amount		Initial Public			Principal	Amount	Equivalent
	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	in Euro

US$(1)
3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,764,612,954
1,500,000,000	6.025% - 6.88%	100.000%	March 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	592,417,062
750,000,000	5.81% - 6,70%	100.000%	March 5, 1996	Mar 5, 2002/10	750,000,000	750,000,000	1,184,834,123
1,500,000,000	5.97% - 6.25%	100.000%	December 20, 1996	Dec 20, 2004/12	1,500,000,000	1,500,000,000	1,184,834,123
2,500,000,000	6.000%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	1,974,723,539
2,000,000,000	6.000%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,579,778,831
3,000,000,000	4.375%	99.468%	October 25, 2001	October 25, 2006	3,000,000,000	3,000,000,000	2,369,668,246
2,000,000,000	4.375%	98.007%	January 28, 2002	October 25, 2006	2,000,000,000	2,000,000,000	1,579,778,831
2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,579,778,831
1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	789,889,415
300,000,000	3 mth libor - 0.065%	100.000%	August 1, 2002	August 1, 2007	300,000,000	300,000,000	236,966,825
3,000,000,000	3.625%	99.721%	September 4, 2002	September 4, 2007	3,000,000,000	3,000,000,000	2,369,668,246
2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,579,778,831
2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,579,778,831
1,250,000,000	3.25%	99.949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	987,361,769
2,000,000,000	99.521%	99.521%	July 3, 2003	July 15, 2008	2,000,000,000	2,000,000,000	1,579,778,831
3,000,000,000	2.75%	99.901%	November 13, 2003	December 15, 2006	3,000,000,000	3,000,000,000	2,369,668,246
100,000,000	4.17%	100.000%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	78,988,942
100,000,000	4.06%	100.000%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	78,988,942
2,000,000,000	2.75%	100.239%	January 14, 2004	December 15, 2006	2,000,000,000	2,000,000,000	1,579,778,831
2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,579,778,831
2,000,000,000	3.75%	99.783%	June 30, 2004	December 14, 2007	2,000,000,000	2,000,000,000	1,579,778,831
4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	3,159,557,662
3,000,000,000	4.00%	99.932%	May 9, 2005	June 16, 2008	3,000,000,000	3,000,000,000	2,369,668,246
2,000,000,000	4.75%	99.340%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,579,778,831
3,000,000,000	5.25%	99.850%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,369,668,246
Euro(2)
2,500,000,000	9.250%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
1,022,583,762	3 mth libor + 0.0625%	99.89%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
567,225,000	6.250%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
762,245,000	5.875%	101.594%	July 2, 1997	July 2, 2007	762,245,000	762,245,000	762,245,000
1,533,870,000	5.750%	101.663%	July 10,1997	July 10, 2007	1,533,870,000	1,533,870,000	1,533,870,000
60,000,000	FRN/FX	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
1,000,000,000	CMS	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
1,000,000,000	CMS	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	1,000,000,000	1,000,000,000
1,000,000,000	CMS	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
3,000,000,000	5.750%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
400,000,000	3 mth libor - 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
1,000,000,000	3 mth eubor - 0.06%	100.00%	July 24, 2003	January 24, 2007	1,000,000,000	1,000,000,000	1,000,000,000
150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000

					Original	Principal
Currency / Amount		Initial Public			Principal	Amount	Equivalent
	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	in Euro

720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
900,000,000	6 mth Eubor + 0.04%	99.38357%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
1,000,000,000	6 mth Eubor + 0.60%	99.8500%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
192,000,000	Zero Coupon	100.000%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
300,000,000	6 mth Eubor + 0.075%	100.000%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
215,000,000	5.07%/ 10y cms	100.000%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
Swiss Francs(3)
ChF 1,000,000,000	3.500%	102.900%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	629,683,269
ChF 1,500,000,000	3.125%	99.825%	Jan 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	629,683,269
ChF 1,000,000,000	2.000%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	629,683,269
ChF 1,000,000,000	2.000%	99.775%	August 11, 2003	February 9, 2007	1,000,000,000	1,000,000,000	629,683,269
ChF 1,000,000,000	1.750%	100.09%	February 3, 2004	March 3, 2008	1,000,000,000	1,000,000,000	629,683,269
ChF 1,000,000,000	2.750%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	1,259,366,539
ChF 2,000,000,000	2.500%	100.090%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	629,683,269
ChF 1,000,000,000	2.500%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	944,524,904
Pounds Sterling(4)
£400,000,000	10.500%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	590,231,666
£1,500,000,000	6.000%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,213,368,747
£600,000,000	3mth libor - 0.15%	100.000%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	885,347,499
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250000000	250000000	368,894,791
Norwegian Kroners(5)
NOK 2,000,000,000	6.150%	100.000%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	242,865,817
NOK 2,000,000,000	4.340%	100.000%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	242,865,817
Japanese Yen(6)
¥125,000,000,000	5.500%	100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	837,016,205
¥125,000,000,000	4.500%	100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	837,016,205
¥150,000,000,000	3.800%	100.000%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	1,004,419,446
¥100,000,000,000	3.700%	100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	669,612,964
¥100,000,000,000	3.45%e	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	669,612,964
¥100,000,000,000	1.800%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	669,612,964
¥100,000,000,000	0.375%	99.936%	October 10, 2001	October 10, 2006	100,000,000,000	100,000,000,000	669,612,964
¥100,000,000,000	0.375%	99.800%	April 2, 2002	October 10, 2006	100,000,000,000	100,000,000,000	669,612,964
¥100,000,000,000	0.650%	99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	669,612,964
¥25,000,000,000	2.87%	100.000%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	167,403,241
Australian $(7)
A$1,000,000,000	5.880%	99.803%	February 27, 2004	8/14/2008	1,000,000,000	1,000,000,000	588,512,241

TOTAL OUTSTANDING							80,229,839,173	(8)

(1)	U.S. dollar amounts have been converted into euro at $1.266/€1.00, the exchange rate prevailing at September 30, 2006.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5881/€1.00, the exchange rate prevailing at September 30, 2006.

(4)	Pounds Sterling amounts have been converted into euro at £0.6777/€1.00, the exchange rate prevailing at September 30, 2006.

(5)	Norwegian Kroner amounts have been converted into euro at NOK8.235/€1.00, the exchange rate prevailing at September 30, 2006.

(6)	Japanese Yen amounts have been converted into euro at ¥149.34/€1.00, the exchange rate prevailing at September 30, 2006.

(7)	Australian Dollar amounts have been converted into euro at A$1.6992/€1.00, the exchange rate prevailing at September 30, 2006.

(8)	The amount of external bonds shown above does not take into account (i) approximately €890.7 million outstanding under Italy’s Commercial Paper Program and (ii) the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of September 30, 2006
Currency	Before Swap	After Swap

US Dollars	50.70%	4.26%
Euro	26.89%	87.07%
Swiss Francs	7.46%	4.74%
Pounds Sterling	5.06%	2.02%
Norwegian Kroner	0.61%	—
Japanese Yen	8.55%	1.91%
Australian Dollar	0.73%	—
Total External Bonds (in millions of Euro)	80,229,839,173	87,768,055,571

Source: Ministry of Economy and Finance